SE ON

18005288

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...........	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-08177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Global Markets Inc. (Filed as Public Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

CITIGROUP GLOBAL MARKETS INC.
AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

March 1, 2018

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Citigroup Global Markets Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2017 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2017 and supplementary schedules will promptly be made available to those Citigroup Global Markets Inc. members and allied members whose signatures do not appear below.

Daniel S. Palomaki
Chief Financial Officer

James A. Forese
Chief Executive Officer

Subscribed and sworn to before me
this 1 day of March 2018.

RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2019

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citigroup Global Markets Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Citigroup Global Markets Inc. and subsidiaries (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

March 1, 2018

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)

Consolidated Statement of Financial Condition

December 31, 2017

(In millions of dollars)

Assets		
Cash and cash equivalents	$	471
Cash segregated under federal and other regulations		4,675
Securities borrowed or purchased under agreements to resell (including $93,975 at fair value)		162,683
Trading account assets ($23,829 pledged as collateral)		
Mortgage-backed securities		24,642
U.S. Treasury and federal agency securities		14,351
Equity securities		7,522
Corporate debt securities		6,470
State and municipal securities		3,520
Asset-backed securities		2,455
Derivatives		1,626
Foreign government securities		927
Other debt securities		1
		61,514
Securities received as collateral, at fair value (all pledged to counterparties)		15,443
Receivables:		
Customers		13,244
Brokers, dealers and clearing organizations		9,051
Other		686
		22,981
Goodwill		145
Other assets		4,632
Total assets	$	272,544

See accompanying notes to consolidated financial statements.

CITIGROUP GLOBAL MARKETS INC. AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc.)
Consolidated Statement of Financial Condition
December 31, 2017
(In millions of dollars, except shares and per share amounts)

Liabilities and Stockholder's Equity

Short-term borrowings	$	1,251
Securities loaned or sold under agreements to repurchase (including $8,810 at fair value)		146,794
Trading account liabilities:		
U.S. Treasury and federal agency securities		15,832
Corporate debt securities		3,609
Equity securities		2,447
Derivatives		900
Foreign government securities		382
Other debt securities		119
		23,289
Payables and accrued liabilities:		
Customers		38,660
Obligations to return securities received as collateral, at fair value		15,443
Brokers, dealers and clearing organizations		2,368
Other		3,754
		60,225
Long-term debt		22,025
Subordinated indebtedness		9,945
Total liabilities		263,529
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		8,937
Retained earnings		68
Total stockholder's equity		9,015
Total liabilities and stockholder's equity	$	272,544

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Consolidated Statement of Financial Condition includes the accounts of Citigroup Global Markets Inc. (CGMI) and its subsidiaries (the Company) prepared in accordance with U.S. generally accepted accounting principles (GAAP). CGMI is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI, or Parent), and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup or Citi). CGMI is registered as a securities broker dealer and investment advisor with the Securities and Exchange Commission (SEC), a municipal securities dealer and advisor with the Municipal Securities Rulemaking Board (MSRB), and registered swap dealer and futures commission merchant (FCM) with the Commodities Future Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), the National Futures Association (NFA) and other self-regulatory organizations. The Company provides corporate, institutional, public sector and high-net-worth clients with a full range of brokerage products and services, including fixed income and equity sales and trading, foreign exchange, prime brokerage, derivative services, equity and fixed income research, investment banking and advisory services, cash management, trade finance and securities services. CGMI transacts with clients in both cash instruments and derivatives, including fixed income, foreign currency, equity and commodity products.

The Company consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Entities where the Company holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method.

(b) Use of Estimates

Management must make estimates and assumptions that affect the Consolidated Statement of Financial Condition and the related Notes to the Consolidated Statement of Financial Condition. Such estimates are used in connection with certain fair value measurements. See Note 10 to the Consolidated Statement of Financial Condition for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, provisions for probable losses that may arise from credit-related exposures and probable and estimable losses related to litigation and regulatory proceedings, and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

(c) Variable Interest Entities

An entity is a variable interest entity (VIE) if it meets either of the criteria outlined in Accounting Standards Codification (ASC) Topic 810, *Consolidation*, which are: (i) the entity has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity has equity investors that cannot make significant decisions about the entity's operations or that do not absorb their proportionate share of the entity's expected losses or expected returns.

The Company consolidates a VIE when it has both the power to direct the activities that most significantly impact the VIE's economic performance and a right to receive benefits or the obligation

to absorb losses of the entity that could be potentially significant to the VIE (that is, CGMI is the primary beneficiary). The Company had no material interests in consolidated VIEs at December 31, 2017. The Company has variable interests in other VIEs that are not consolidated because the Company is not the primary beneficiary. All unconsolidated VIEs are monitored by the Company to assess whether any events have occurred to cause its primary beneficiary status to change.

All entities not deemed to be VIEs with which the Company has involvement are evaluated for consolidation under other subtopics of ASC 810. See Note 7 to the Consolidated Statement of Financial Condition for more detailed information.

(d) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

(e) Cash Segregated under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. See Note 6 to the Consolidated Statement of Financial Condition for further discussion.

(f) Trading Account Assets and Liabilities

Trading account assets include debt and marketable equity securities, derivatives in a net receivable position and residual interests in securitizations. *Trading account liabilities* include securities sold, not yet purchased (short positions) and derivatives in a net payable position. All trading account assets and liabilities are carried at fair value.

Derivatives used for trading purposes include interest rate, currency, equity, credit and commodity swap agreements, options, caps and floors, warrants, and financial and commodity futures and forward contracts. Derivative asset and liability positions are presented net by counterparty on the Consolidated Statement of Financial Condition when a valid master netting agreement exists and the other conditions set out in ASC Topic 210-20, *Balance Sheet—Offsetting*, are met. See Note 8 to the Consolidated Statement of Financial Condition.

The Company uses a number of techniques to determine the fair value of trading assets and liabilities, which are described in Note 10 to the Consolidated Statement of Financial Condition.

(g) Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions do not constitute a sale of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Such transactions are recorded at the amount of proceeds advanced or received plus accrued interest.

The Company monitors the fair value of securities borrowed or loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of securities lending and borrowing transactions carried at fair value.

(h) Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) do not constitute a sale (or purchase) of the underlying securities for accounting purposes and are treated as collateralized financing transactions. Any transactions for which fair value accounting has not been elected, including all repo and reverse repo transactions with related parties, are recorded at the amount of cash advanced or received plus accrued interest.

Where the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met, repos and reverse repos are presented net on the Consolidated Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under reverse repurchase agreements. The Company monitors the fair value of securities subject to repurchase or resale on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

As described in Note 10 to the Consolidated Statement of Financial Condition, the Company uses a discounted cash flow technique to determine the fair value of repo and reverse repo transactions carried at fair value.

(i) Securities Received as Collateral and Obligations to Return Securities Received as Collateral

In transactions where the Company acts as lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Statement of Financial Condition representing the securities received and a liability for the same amount representing the obligation to return those securities.

(j) Receivables and Payables – Customers, Brokers, Dealers and Clearing Organizations

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers, which arise in the ordinary course of business. The Company is exposed to risk of loss from the inability of brokers, dealers or customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Credit risk is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transaction and replaces the broker, dealer or customer in question.

The Company seeks to protect itself from the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. Margin levels are monitored daily, and customers deposit additional collateral as required. Where customers cannot meet collateral requirements, the Company may liquidate sufficient underlying financial instruments to bring the customer into compliance with the required margin level.

Exposure to credit risk is impacted by market volatility, which may impair the ability of clients to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers and for brokers and dealers engaged in forwards, futures and other transactions deemed to be credit sensitive.

Brokerage receivables and payables are accounted for in accordance with the AICPA Accounting Guide for Brokers and Dealers in Securities as codified in ASC 940-320.

(k) Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and intangible assets acquired in a business combination. Goodwill is subject to annual impairment testing and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The Company performed its annual goodwill impairment test as of July 1, 2017 resulting in no impairment for either of CGMI's two reporting units.

(l) Securitizations

There are two key accounting determinations that must be made relating to securitizations. CGMI first makes a determination as to whether the securitization entity must be consolidated. Second, it determines whether the transfer of financial assets to the entity is considered a sale under GAAP. If the securitization entity is a VIE, the Company consolidates the VIE if it is the primary beneficiary (as discussed in "Variable Interest Entities" above). For all other securitization entities determined not to be VIEs in which the Company participates, consolidation is based on which party has voting control of the entity, giving consideration to removal and liquidation rights in certain partnership structures. The Company had no material interests in consolidated securitizations at December 31, 2017.

Interests in the securitized and sold assets may be retained in the form of subordinated or senior interest-only strips, subordinated tranches, and residuals. Retained interests in non-consolidated mortgage securitization trusts are classified as asset-backed securities in *Trading account assets*.

(m) Debt

Short-term borrowings and *Long-term debt* are accounted for at amortized cost.

(n) Transfers of Financial Assets

For a transfer of financial assets to be considered a sale (i) the assets must be legally isolated from the Company, even in bankruptcy or other receivership, (ii) the purchaser must have the right to pledge or sell the assets transferred or, if the purchaser is an entity whose sole purpose is to engage in securitization and asset-backed financing activities through the issuance of beneficial interests and that entity is constrained from pledging the assets it receives, each beneficial interest holder must have the right to sell or pledge their beneficial interests and (iii) the Company may not have an option or obligation to reacquire the assets.

If these sale requirements are met, the assets are removed from the Company's Consolidated Statement of Financial Condition. If the conditions for sale are not met, the transfer is considered to be a secured borrowing, the assets remain on the Consolidated Statement of Financial Condition and the sale proceeds are recognized as the Company's liability. A legal opinion on a sale generally is obtained for complex transactions or where the Company has continuing involvement with assets transferred or with the securitization entity. For a transfer to be eligible for sale accounting, those opinions must state that the asset transfer would be considered a sale and that the assets transferred would not be consolidated with the Company's other assets in the event of the Company's insolvency.

For a transfer of a portion of a financial asset to be considered a sale, the portion transferred must meet the definition of a participating interest. A participating interest must represent a pro rata

ownership in an entire financial asset; all cash flows must be divided proportionately, with the same priority of payment; no participating interest in the transferred asset may be subordinated to the interest of another participating interest holder; and no party may have the right to pledge or exchange the entire financial asset unless all participating interest holders agree. Otherwise, the transfer is accounted for as a secured borrowing.

See Note 7 to the Consolidated Statement of Financial Condition for further discussion.

(o) ***Income Taxes***

The Company is subject to the income tax laws of the U.S. and its states and municipalities, as well as the non-U.S. jurisdictions in which it operates. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which sets forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). The Bulletin provides guidance as to how ASC 740 should be applied for the quarterly reporting period that includes the December 22, 2017 enactment date of Tax Reform. SAB 118 covers three different fact patterns that can be applied to each aspect of Tax Reform. The first is where the accounting is complete as of December 31, 2017; in this case, a company must report the effects of Tax Reform in its financial statements that include the enactment date. The second situation is where a company cannot complete its accounting as of December 31, 2017, but can provide a reasonable estimate based upon the information available to it and its ability to prepare and analyze this information (including related computations). In the situation described, the company must include the reasonable estimate it so determined in its financial statements as a provisional amount that will then be trued up within the one-year measurement period after the date of enactment of Tax Reform. The third situation, in which no reasonable estimate can be made for an item, requires a company to apply ASC 740 using the pre-Tax Reform tax law until the first reporting period in which it can make a reasonable estimate for the item.

To the extent that a company records a provisional amount in its financial statements, it must update its reporting during the one-year measurement period whenever the facts and circumstances existing at the enactment date are further analyzed. Any company providing provisional amounts must qualitatively disclose the income tax effects for which the accounting is incomplete, the reason it is incomplete and the additional information that is needed to complete the accounting. In addition,

when the company revises or finalizes its provisional accounting for any item, it must disclose the nature and amount of any measurement period adjustments recognized in the reporting period, the impact of such adjustments on its effective tax rate and a confirmation when the accounting for such items is complete.

Additionally, CGMI has not yet made a policy election with respect to its treatment of Global Intangible Low Taxed Income (GILTI). Companies can either account for taxes on GILTI as incurred, or recognize deferred taxes when basis differences exist that are expected to impact the amount of the GILTI inclusion upon reversal. CGMI is still in the process of analyzing the provisions of Tax Reform associated with GILTI and the expected future impact.

See Note 3 to the Consolidated Statement of Financial Condition for a further description of the Company's income tax assets and liabilities.

(p) Related Party Transactions

The Company has related party transactions with certain of its subsidiaries and affiliates. These transactions, which are primarily short-term in nature, include cash accounts, collateralized financing transactions, margin accounts, derivative transactions, and the borrowing and lending of funds, and are entered into in the ordinary course of business. The Company also has bank custody services with Citigroup affiliates.

Accounting Changes

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*, which addresses certain aspects of recognition, measurement, presentation and disclosure of financial instruments.

This ASU requires entities to present separately in accumulated other comprehensive income (AOCI) the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. It also requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value. However, certain exchange seats will continue to be presented at cost. The ASU also introduces a measurement alternative for non-marketable equity securities.

The Company early adopted only the provisions of this ASU related to presentation of the change in fair value of liabilities for which the fair value option was elected, related to changes in Citigroup's own credit spreads in AOCI effective January 1, 2016. The Company adopted the other provisions of ASU 2016-01 on January 1, 2018. The ASU does not have a significant impact on the Company's Consolidated Statement of Financial Condition and related disclosures.

Future Application of Accounting Standards

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which is intended to increase transparency and comparability of accounting for lease transactions. The ASU will require lessees to

recognize leases on the balance sheet as lease assets and lease liabilities and will require both quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. The guidance is effective beginning January 1, 2019 with an option to early adopt. The Company does not plan to early adopt the ASU. The Company is evaluating the effect that the standard will have on its Consolidated Statement of Financial Condition, regulatory capital and related disclosures.

Subsequent Measurement of Goodwill
In January 2017, the FASB issued ASU No. 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*. The ASU simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. Under the ASU, the impairment test is the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts).

The ASU will be effective for CGMI as of January 1, 2020, with early adoption permitted. The impact of the ASU will depend upon the performance of the reporting units and the market conditions impacting the fair value of each reporting unit going forward.

Clarifying the Definition of a Business
In January 2017, the FASB issued ASU No. 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*. The definition of a business directly and indirectly affects many areas of accounting (e.g., acquisitions, disposals, goodwill and consolidation). The ASU narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the set is not scoped out from the quantitative screen, the entity then evaluates whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The ASU was effective for CGMI as of January 1, 2018 with prospective application. The impact of the ASU will depend upon the acquisition and disposal activities of CGMI. If fewer transactions qualify as a business, there could be less initial recognition of goodwill, but also less goodwill allocated to disposals.

(2) Incentive Plans and Retirement Benefits

(a) Discretionary Annual Incentive Awards
The Company participates in various Citigroup compensation programs. Citigroup grants immediate cash bonus payments and various forms of immediate and deferred awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of CGMI. Most of the shares of common stock issued by Citigroup as part of its equity compensation programs are to settle the vesting of the stock components of these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance. Awards valued at less than U.S. $100,000 (or the local currency equivalent) are generally paid entirely in the form of an immediate cash bonus. Pursuant to Citigroup policy and/or regulatory requirements, certain employees and officers are subject to

mandatory deferrals of incentive pay and generally receive 25% to 60% of their awards in a combination of restricted or deferred stock, deferred cash stock units, or deferred cash.

Deferred annual incentive awards may be delivered in the form of one or more award types—a restricted or deferred stock award under Citi's Capital Accumulation Program (CAP), or a deferred cash stock unit award and/or a deferred cash award under Citi's Deferred Cash Award Plan. The applicable mix of awards may vary based on the employee's minimum deferral requirement and the country of employment.

Subject to certain exceptions (principally, for retirement-eligible employees), continuous employment within Citigroup is required to vest in CAP, deferred cash stock unit and deferred cash awards. Post-employment vesting by retirement-eligible employees and participants who meet other conditions is generally conditioned upon their refraining from competition with Citigroup during the remaining vesting period, unless the employment relationship has been terminated by Citigroup under certain conditions.

Generally, the deferred awards vest in equal annual installments over three- or four-year periods. Vested CAP awards are delivered in shares of common stock. Deferred cash awards are payable in cash and, except as prohibited by applicable regulatory guidance, earn a fixed notional rate of interest that is paid only if and when the underlying principal award amount vests. Deferred cash stock unit awards are payable in cash at the vesting value of the underlying stock.

Unvested CAP, deferred cash stock units and deferred cash awards are subject to one or more clawback provisions that apply in certain circumstances, including gross misconduct. CAP and deferred cash stock unit awards, made to certain employees, are subject to a formulaic performance-based vesting condition pursuant to which amounts otherwise scheduled to vest will be reduced based on the amount of any pretax loss in the participant's business in the calendar year preceding the scheduled vesting date. A minimum reduction of 20% applies for the first dollar of loss for CAP and deferred cash stock unit awards.

In addition, deferred cash awards are subject to a discretionary performance-based vesting condition under which an amount otherwise scheduled to vest may be reduced in the event of a "material adverse outcome" for which a participant has "significant responsibility." These awards are also subject to an additional clawback provision pursuant to which unvested awards may be canceled if the employee engaged in misconduct or exercised materially imprudent judgment, or failed to supervise or escalate the behavior of other employees who did.

(b) Sign-on and Long-Term Retention Awards

Stock awards and deferred cash awards may be made at various times during the year as sign-on awards to induce new hires to join the Company or to high-potential employees as long-term retention awards.

Vesting periods and other terms and conditions pertaining to these awards tend to vary by grant. Generally, recipients must remain employed through the vesting dates to vest in the awards, except in cases of death, disability or involuntary termination other than for gross misconduct. These awards do not usually provide for post-employment vesting by retirement-eligible participants.

(c) Performance Share Units

Certain executive officers were awarded a target number of performance share units (PSUs) each February from 2014 to 2017, for performance in the year prior to the award date. For grants prior to 2016, PSUs will be earned only to the extent that Citigroup attains specified performance goals relating to Citigroup's return on assets and relative total shareholder return against peers over the three-year period beginning with the year of award. The actual dollar amounts ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded.

The PSUs granted in February 2016 are earned over a three-year performance period based on Citigroup's relative total shareholder return as compared to peers. The actual dollar amounts ultimately earned could vary from zero, if performance goals are not met, to as much as 150% of target, if performance goals are meaningfully exceeded.

The PSUs granted in February 2017 are earned over a three-year performance period based half on return on tangible common equity performance in 2019, and the remaining half on cumulative earnings per share over 2017 to 2019.

For the PSUs awarded in 2016 and 2017, if the total shareholder return is negative over the three-year performance period, executives may earn no more than 100% of the target PSUs, regardless of the extent to which Citi outperforms peer firms.

For all award years, the value of each PSU is equal to the value of one share of Citi common stock. Dividend equivalents will be accrued and paid on the number of earned PSUs after the end of the performance period.

PSUs are subject to variable accounting, pursuant to which the associated value of the award will fluctuate with changes in Citigroup's stock price and the attainment of the specified performance goals for each award, until the award is settled solely in cash after the end of the performance period.

(d) Other Variable Incentive Compensation

Employees of CGMI participate in various incentive plans that are used to motivate and reward performance primarily in the areas of sales, operational excellence and customer satisfaction. Participation in these plans is generally limited to employees who are not eligible for discretionary annual incentive awards. Other forms of variable compensation include monthly commissions paid to Financial Advisors.

(e) Summary

Recipients of Citigroup stock awards generally do not have any stockholder rights until shares are delivered upon vesting or exercise, or after the expiration of applicable required holding periods. Recipients of restricted or deferred stock awards and deferred cash stock unit awards, however, may, except as prohibited by applicable regulatory guidance, be entitled to receive dividends or dividend-equivalent payments during the vesting period. Recipients of restricted stock awards generally are entitled to vote the shares in their award during the vesting period. Once a stock award vests, the shares are freely transferable, unless they are subject to a restriction on sale or transfer for a specified period.

All equity awards granted since April 19, 2005 have been made pursuant to stockholder-approved stock incentive plans that are administered by the Personnel and Compensation Committee of the Citigroup Board of Directors, which is composed entirely of independent non-employee directors.

(f) Pension and Post-Employment Benefits and Defined Contribution Plans

The Company participates in several non-contributory defined benefit pension plans sponsored by Citigroup covering certain U.S. employees and has various defined benefit pension and termination indemnity plans covering employees outside the U.S.

The Company also participates in a number of non-contributory, nonqualified pension plans sponsored by Citigroup. These plans, which are unfunded, provide supplemental defined pension benefits to certain U.S. employees. With the exception of certain employees covered under the prior final pay plan formula, the benefits under these plans were frozen in prior years.

The Company participates in post-employment plans sponsored by Citigroup that provide income continuation and health and welfare benefits to certain eligible U.S. employees on long-term disability.

The Company participates in defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is the Citi Retirement Savings Plan (formerly known as the Citigroup 401(k) Plan) sponsored by Citigroup Inc. in the U.S.

Under the Citi Retirement Savings Plan, eligible U.S. employees received matching contributions of up to 6% of their eligible compensation for 2017, subject to statutory limits. Additionally, for eligible employees whose eligible compensation is $100,000 or less, a fixed contribution of up to 2% of eligible compensation is provided. All Company contributions are invested according to participants' individual elections.

(g) Health Care and Life Insurance Plans

The Company, through Citigroup, offers certain health care and life insurance benefits to its employees. The Company also participates in postretirement health care and life insurance benefits offered by Citigroup to certain eligible U.S. retired employees, as well as to certain eligible employees outside the U.S.

(3) Income Taxes

The operations of the Company are subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdictions in which it operates. The Company's U.S. federal, state and local income taxes, and state and local unitary deferred taxes are provided for based on an income tax sharing agreement with Citigroup. Under the tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries.

Deferred income taxes at December 31, 2017 related to the following:

In millions of dollars		
Deferred tax assets:		
Deferred compensation and employee benefits	$	105
Investment and loan basis differences		340
Deferred state taxes		326
Fixed assets and leases		93
Tax credit and net operating loss carry-forwards		22
Repositioning and settlement reserves		7
Other deferred tax assets		66
Gross deferred tax assets		959
Valuation allowance		1
Deferred tax assets after valuation allowance		958
Deferred tax liabilities:		
Intercompany debt underwriting fee		(66)
Gross deferred tax liabilities		(66)
Net deferred tax assets	$	892

The Company has an immaterial valuation allowance on deferred tax assets applicable to state capital loss at December 31, 2017. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, *Income Taxes*) that would be implemented, if necessary, to prevent a carry-forward from expiring.

The following is a roll-forward of the Company's unrecognized tax benefits (in millions of dollars):

Total unrecognized tax benefits at January 1, 2017	$	11
Net amount of increases for current year's tax positions		4
Gross amount of increases for prior years' tax positions		1
Total unrecognized tax benefits at December 31, 2017	$	16

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2014
New York State	2012
New York City	2012
California	2005

(4) Securities Borrowed, Loaned, and Subject to Repurchase Agreements

Securities borrowed or purchased under agreements to resell, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2017	
Securities purchased under agreements to resell (including $52,854 at fair value)	$ 53,503
Deposits paid for securities borrowed (including $41,121 at fair value)	109,180
Total	$ 162,683

Securities loaned or sold under agreements to repurchase, at their respective carrying values, consisted of the following:

In millions of dollars at December 31, 2017	
Securities sold under agreements to repurchase (including $8,215 at fair value)	$ 117,998
Deposits received for securities loaned (including $595 at fair value)	28,796
Total	$ 146,794

The resale and repurchase agreements represent collateralized financing transactions. CGMI executes these transactions to facilitate customer matched-book activity and to efficiently fund a portion of the Company's trading inventory.

To maintain reliable funding under a wide range of market conditions, including under periods of stress, CGMI manages these activities by taking into consideration the quality of the underlying collateral, and stipulating financing tenor. CGMI manages the risks in its collateralized financing transactions by conducting daily stress tests to account for changes in capacity, tenors, haircut, collateral profile and client actions. Additionally, CGMI maintains counterparty diversification by establishing concentration triggers and assessing counterparty reliability and stability under stress.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral in order to maintain contractual margin protection. For resale and repurchase agreements, when necessary, the Company posts additional collateral in order to maintain contractual margin protection.

Collateral typically consists of government and government-agency securities, corporate and municipal bonds, equities and mortgage-backed and other asset-backed securities.

The resale and repurchase agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. Events of default generally include (i) failure to deliver cash or securities as required under the transaction, (ii) failure to provide or return cash or securities as used for margining purposes, (iii) breach of representation, (iv) cross-default to another transaction entered into among the parties, or, in some cases, their affiliates, and (v) a repudiation of obligations under the agreement. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party

basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities.

A substantial portion of the resale and repurchase agreements is carried at the amount of cash initially advanced or received, plus accrued interest, as specified in the respective agreements. The remaining portion is recorded at fair value, as described in Note 10 to the Consolidated Statement of Financial Condition.

The securities borrowing and lending agreements also represent collateralized financing transactions similar to the resale and repurchase agreements. Collateral typically consists of government and government-agency securities and corporate debt and equity securities.

Similar to the resale and repurchase agreements, securities borrowing and lending agreements are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other default by the other party under the relevant master agreement. Events of default and rights to use securities under the securities borrowing and lending agreements are similar to the resale and repurchase agreements referenced above.

A substantial portion of securities borrowing and lending agreements is recorded at the amount of cash advanced or received. The remaining portion is recorded at fair value as CGMI elected the fair value option for certain securities borrowed and loaned portfolios. With respect to securities loaned, CGMI receives cash collateral in an amount generally in excess of the market value of the securities loaned. CGMI monitors the market value of securities borrowed and securities loaned on a daily basis and obtains or posts additional collateral in order to maintain contractual margin protection.

The enforceability of offsetting rights incorporated in the master netting agreements for resale and repurchase agreements and securities borrowing and lending agreements is evidenced to the extent that a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding the enforceability of these agreements. Also, the exercise of rights by the non-defaulting party to terminate and closeout transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not have been sought or obtained for certain jurisdictions where local law is silent or sufficiently ambiguous to determine the enforceability of offsetting rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law for a particular counterparty type may be nonexistent or unclear as overlapping regimes may exist. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

The following tables present the gross and net resale and repurchase agreements and securities borrowing and lending agreements and the related offsetting amount permitted under ASC 210-20-45. The tables also include amounts related to financial instruments that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent that an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained. Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

In millions of dollars	Gross amounts of recognized assets	Gross amounts offset on the Consolidated Balance Sheet [1]	Net amounts of assets included on the Consolidated Balance Sheet	Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
	As of December 31, 2017				
Securities purchased under agreements to resell	$ 81,123	$ 27,620	$ 53,503	$ 50,574	$ 2,929
Deposits paid for securities borrowed	109,180	—	109,180	32,381	76,799
Total	$ 190,303	$ 27,620	$ 162,683	$ 82,955	$ 79,728

In millions of dollars	Gross amounts of recognized liabilities	Gross amounts offset on the Consolidated Balance Sheet [1]	Net amounts of liabilities included on the Consolidated Balance Sheet	Amounts not offset on the Consolidated Balance Sheet but eligible for offsetting upon counterparty default [2]	Net amounts [3]
Securities sold under agreements to repurchase	$ 145,618	$ 27,620	$ 117,998	$ 58,899	$ 59,099
Deposits received for securities loaned	28,796	—	28,796	26,419	2,377
Total	$ 174,414	$ 27,620	$ 146,794	$ 85,318	$ 61,476

(1) Includes financial instruments subject to enforceable master netting agreements that are permitted to be offset under ASC 210-20-45.

(2) Includes financial instruments subject to enforceable master netting agreements that are not permitted to be offset under ASC 210-20-45 but would be eligible for offsetting to the extent that an event of default has occurred and a legal opinion supporting enforceability of the offsetting right has been obtained.

(3) Remaining exposures continue to be secured by financial collateral, but the Company may not have sought or been able to obtain a legal opinion evidencing enforceability of the offsetting right.

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by remaining contractual maturity as of December 31, 2017:

In millions of dollars	Open and overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 90,979	$ 18,521	$ 18,249	$ 17,869	$ 145,618
Deposits received for securities loaned	19,971	79	343	8,403	28,796
Total	$ 110,950	$ 18,600	$ 18,592	$ 26,272	$ 174,414

The following table presents the gross amount of liabilities associated with repurchase agreements and securities lending agreements, by class of underlying collateral as of December 31, 2017:

In millions of dollars	Repurchase agreements	Securities lending agreements	Total
U.S Treasury and federal agency securities	$ 89,083	$ 4,094	$ 93,177
State and municipal securities	1,605	—	1,605
Foreign government securities	2,140	1,041	3,181
Corporate bonds	12,129	1,668	13,797
Equity securities	17,902	21,600	39,502
Mortgage-backed securities	16,435	224	16,659
Asset-backed securities	4,707	168	4,875
Other trading assets	1,617	1	1,618
Total	$ 145,618	$ 28,796	$ 174,414

(5) Long-Term Debt and Subordinated Indebtedness

	Weighted average interest rate	Maturities	Balances
		(In millions of dollars)	
Long-term note with Citicorp LLC	2.7%	2021-2024	$ 20,075
Long-term note with CGMHI	2.8	2027	1,750
Subordinated indebtedness with CGMHI	3.1	2027	6,945
Subordinated indebtedness with Citicorp LLC	3.1	2028	3,000
Secured note program	2.2	2018	200
Total			$ 31,970

At December 31, 2017 the Company had subordinated indebtedness of $6.945 billion with CGMHI. This subordinated credit agreement bears interest at a rate agreed upon by both parties and had a maturity date of August 31, 2027 at December 31, 2017. The maturity date is automatically extended an additional year, unless CGMHI notifies FINRA in writing at least seven months prior to the maturity date that such scheduled maturity date shall not be extended. The Company has also borrowed $1.75 billion under a financing agreement with CGMHI. This long-term note bears interest at a rate agreed upon by both parties and had a maturity date of December 15, 2027 at December 31, 2017.

The Company has a $5 billion subordinated revolving credit agreement with Citicorp LLC (Citicorp) which matures on June 30, 2028, and a $5 billion subordinated revolving credit agreement with Citicorp which matures on August 31, 2028. Citicorp is a direct wholly owned subsidiary of Citigroup. Effective March 21, 2017, Citigroup assigned the subordinated revolving credit agreements to Citicorp, whereby Citicorp is bound by all of the terms and conditions of the agreements in the stead of Citigroup. The agreements bear interest at rates agreed upon by both parties. At December 31, 2017, there are $2.0 billion

in borrowings included in subordinated indebtedness under the facility which matures on June 30, 2028 and $1.0 billion in borrowings included in subordinated indebtedness under the facility which matures on August 31, 2028.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2017. In accordance with Securities and Exchange Commission (SEC) regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

CGMI has a $60 billion master promissory note (the long-term note) and a $25 billion short-term nonnegotiable master promissory note with Citicorp. Effective March 14, 2017 (the Effective Date), the master promissory notes were amended and Citicorp was deemed to be the lender for all purposes in respect of each loan made to CGMI pursuant to the master promissory notes, and accordingly Citicorp assumed and agreed to perform and discharge the obligations of the lender under the master promissory notes. Upon the Effective Date, Citicorp is bound by all of the terms and conditions of the master promissory notes in the place of CFPI, and CFPI was released from any obligations or liabilities with respect to the master promissory notes and any loans made thereunder. As of the Effective Date, all amounts owed by CGMI under loans made pursuant to the master promissory notes were payable to Citicorp. The long-term note currently bears variable interest at rates agreed upon by both parties (currently ranging from 2.2% to 3.2%) and is prepayable without penalty. At December 31, 2017, there are $20.075 billion in borrowings with Citicorp under the long term note. The maturity of the long term note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 6 to the Consolidated Statement of Financial Condition). The Company was in compliance with these requirements during 2017.

Aggregate annual maturities of long-term debt obligations are as follows at December 31, 2017:

In millions of dollars		**Balances**
2018	$	200
2021		3,000
2022		6,900
Thereafter		21,870
Total	$	31,970

CGMI also has borrowing agreements consisting of facilities that CGMI has been advised are available, but where no contractual lending obligation exists. These arrangements are reviewed on an ongoing basis to ensure flexibility in meeting CGMI's short-term requirements.

(6) Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the net capital requirements of SEC Rule 15c3-1 (Net Capital Rule), FINRA and the CFTC. Under the Net Capital Rule, the Company is required to maintain minimum net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC risk based requirement representing the sum of 8% of

customer risk maintenance margin requirement and 8% of non-customer risk maintenance margin requirement, as defined. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

The Company has elected to compute net capital in accordance with the provisions of Appendix E of the Net Capital Rule. This methodology allows the Company to compute market risk capital charges using internal value-at-risk models. Under Appendix E of the Net Capital Rule, the Company is required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million. The Company is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 31, 2017, CGMI had tentative net capital in excess of both the minimum and the notification requirements. At December 31, 2017, the Company had regulatory net capital of $11,255 million, which was $9,266 million in excess of the minimum net capital requirement of $1,989 million.

The Company is also subject to customer protection segregation requirements under securities laws and regulations, including those of the SEC and CFTC. As of December 31, 2017, included in the statement of financial condition are assets segregated or held in separate accounts under Rule 15c3-3 of the SEC or the Commodity Exchange Act (CEA) as presented in the following table.

	Rule 15c3-3	CEA	Total
	(In millions of dollars)		
Cash segregated under federal and other regulations	$ 300	4,375	4,675
Securities purchased under agreements to resell	4,349	—	4,349
Securities borrowed	2,565	—	2,565
Trading account assets	4,420	—	4,420
Receivables from brokers, dealers and clearing organizations:			
Deposits with exchange clearing organizations	—	2,327	2,327
Receivable from clearing brokers and FCMs, net	—	1,176	1,176
Total	$ 11,634	7,878	19,512

In addition to the above, the Company also segregated $22,644 million of customer securities pursuant to CEA requirements as of December 31, 2017.

(7) Securitizations and Variable Interest Entities

(a) Uses of Special Purpose Entities

A special purpose entity (SPE) is an entity designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs by CGMI are to obtain liquidity and favorable capital treatment by securitizing certain financial assets, to assist clients in securitizing their financial assets and to create investment products for clients. SPEs may be organized in various legal forms, including trusts, partnerships or corporations. In a securitization, through the SPE's issuance of debt and equity instruments, certificates, commercial paper or other notes of indebtedness, the company transferring assets to the SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business. These issuances are recorded on the balance sheet of the SPE, which may or may not be consolidated onto the balance sheet of the company that organized the SPE.

Investors usually have recourse only to the assets in the SPE, but may also benefit from other credit enhancements, such as a collateral account. Because of these enhancements, the SPE issuances typically obtain a more favorable credit rating than the transferor could obtain for its own debt issuances. This results in less expensive financing costs than unsecured debt. The SPE may also enter into derivative contracts in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors or to limit or change the credit risk of the SPE. The Company may be the provider of certain credit enhancements as well as the counterparty to any related derivative contracts.

Most of CGMI's SPEs are variable interest entities (VIEs), as described below.

(b) Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions through voting rights or similar rights and a right to receive the expected residual returns of the entity or an obligation to absorb the expected losses of the entity). Investors that finance the VIE through debt or equity interests or other counterparties providing other forms of support, such as guarantees, certain fee arrangements or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. CGMI would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

- power to direct the activities of the VIE that most significantly impact the entity's economic performance; and
- an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.

The Company must evaluate each VIE to understand the purpose and design of the entity, the role the Company had in the entity's design and its involvement in the VIE's ongoing activities. The Company then must evaluate which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

For those VIEs where the Company determines that it has the power to direct the activities that most significantly impact the VIE's economic performance, the Company must then evaluate its economic interests, if any, and determine whether it could absorb losses or receive benefits that could potentially be significant to the VIE. When evaluating whether the Company has an obligation to absorb losses that could potentially be significant, it considers the maximum exposure to such loss without consideration of probability. Such obligations could be in various forms, including, but not limited to, debt and equity investments and certain derivative contracts.

In various other transactions, the Company may (i) act as a derivative counterparty (for example, interest rate swap, cross-currency swap, or purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE), (ii) act as underwriter or placement agent, (iii) provide administrative, trustee or other services or (iv) make a

market in debt securities or other instruments issued by VIEs. The Company generally considers such involvement, by itself, not to be variable interests and thus not an indicator of power or potentially significant benefits or losses.

The Company's involvement with consolidated and unconsolidated VIEs with which CGMI holds significant variable interests as of December 31, 2017 is presented in the following table.

				Maximum exposure to loss in significant unconsolidated VIEs[(1)]	
	Total involvement with SPE assets	Consolidated VIE / SPE assets	Significant unconsolidated VIE assets [(2)]	Debt investments [(3)]	Derivatives
			(In millions of dollars)		
Mortgage securitizations [(4)]:					
U.S. agency-sponsored	$ 68,318	—	68,318	2,135	—
Non-agency-sponsored	16,290	—	16,290	296	—
Collateralized loan obligations	6,969	—	6,969	186	9
Other	348	—	348	138	—
Total	$ 91,925	—	91,925	2,755	9

(1) The definition of maximum exposure to loss is included in the text that follows this table.

(2) A significant unconsolidated VIE is an entity where the Company has any variable interest or continuing involvement considered to be significant, regardless of the likelihood of loss.

(3) Funded exposures that are included on the Company's December 31, 2017 Consolidated Statement of Financial Condition in *Trading account assets*.

(4) CGMI mortgage securitizations also include agency and non-agency (private-label) re-securitization activities. These SPEs are not consolidated. See "Re-securitizations" below for further discussion.

The previous table does not include:

- certain VIEs structured by third parties in which the Company holds securities in inventory, as these investments are made on arm's-length terms;
- certain positions in mortgage-backed and asset-backed securities held by the Company, which are classified as *Trading account assets*, in which the Company has no other involvement with the related securitization entity deemed to be significant (for more information on these positions, see Note 10 to the Consolidated Statement of Financial Condition);
- certain representations and warranties exposures in legacy CGMI–sponsored mortgage-backed and asset-backed securitizations, in which the Company has no variable interest or continuing involvement as servicer. The outstanding balance of mortgage loans securitized during 2005 to 2008 in which the Company has no variable interest or continuing involvement as servicer was approximately $9 billion at December 31, 2017.

The Company had no material interests in consolidated VIEs at December 31, 2017. The asset balances for unconsolidated VIEs in which the Company has significant involvement represent the most current information available to the Company. In most cases, the asset balances represent an

amortized cost basis without regard to impairments, unless fair value information is readily available to the Company.

The maximum funded exposure represents the balance sheet carrying amount of the Company's investment in the VIE. It reflects the initial amount of cash invested in the VIE adjusted for any accrued interest and cash principal payments received. The carrying amount may also be adjusted for increases or declines in fair value or any impairment in value. The maximum exposure of unfunded positions represents the notional amount of a derivative instrument considered to be a variable interest. In certain transactions, the Company has entered into derivative instruments or other arrangements that are not considered variable interests in the VIE (e.g., interest rate swaps, cross-currency swaps or where the Company is the purchaser of credit protection under a credit default swap or total return swap where the Company pays the total return on certain assets to the SPE). Receivables under such arrangements are not included in the maximum exposure amounts.

(c) Mortgage Securitizations

CGMI's mortgage securitizations represent agency and non-agency (private-label) re-securitization activities. These SPEs are not consolidated. See "Re securitizations" below for further discussion. CGMI's mortgage securitizations are primarily non-recourse, thereby effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The Company is not the primary beneficiary of its mortgage securitizations because CGMI does not have the power to direct the activities of the VIE that most significantly impact the entity's economic performance. Therefore, CGMI does not consolidate these mortgage securitizations.

(d) Re-securitizations

CGMI engages in re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These securities are backed by either residential or commercial mortgages and are often structured on behalf of clients. CGMI did not transfer non-agency (private-label) securities to re-securitization entities during the year ended December 31, 2017.

As of December 31, 2017, the fair value of CGMI -retained interests in private-label re-securitization transactions structured by CGMI totaled approximately $79 million (all related to re-securitization transactions executed prior to 2016), which has been recorded in *Trading account assets*. Of this amount, substantially all was related to subordinated beneficial interests. The original par value of private-label re-securitization transactions in which CGMI holds a retained interest as of December 31, 2017 was approximately $887 million.

The Company also re-securitizes U.S. government-agency guaranteed mortgage-backed (agency) securities. During the year ended December 31, 2017, CGMI transferred agency securities with a fair value of approximately $26.6 billion to re-securitization entities.

As of December 31, 2017, the fair value of CGMI-retained interests in agency re-securitization transactions structured by CGMI totaled approximately $2.1 billion (including $854 million related to re-securitization transactions executed in 2017), which is recorded in *Trading account assets*. The original fair value of agency re-securitization transactions in which CGMI holds a retained interest as of December 31, 2017 was approximately $68.3 billion.

As of December 31, 2017, the Company did not consolidate any private-label or agency re-securitization entities.

(e) ***Collateralized Loan Obligations***

A collateralized loan obligation (CLO) is a VIE that purchases a portfolio of assets consisting primarily of non-investment grade corporate loans. CLOs issue multiple tranches of debt and equity to investors to fund the asset purchases. A third-party asset manager is contracted by the CLO to purchase the underlying assets from the open market and monitor the credit risk associated with those assets. Over the term of a CLO, the asset manager directs purchases and sales of assets in a manner consistent with the CLO's asset management agreement and indenture. In general, the CLO asset manager will have the power to direct the activities of the entity that most significantly impact the economic performance of the CLO. Investors in a CLO, through their ownership of debt and/or equity in it, can also direct certain activities of the CLO, including removing its asset manager under limited circumstances, optionally redeeming the notes, voting on amendments to the CLO's operating documents and other activities. A CLO has a finite life, typically 12 years.

CGMI serves as a structuring and placement agent with respect to the CLOs. Typically, the debt and equity of the CLOs are sold to third-party investors. On occasion, CGMI may purchase some portion of a CLO's liabilities for investment purposes. In addition, CGMI may purchase, typically in the secondary market, certain securities issued by the CLOs to support its market making activities.

The Company does not generally have the power to direct the activities that most significantly impact the economic performance of the CLOs, as this power is generally held by a third-party asset manager of the CLO. As such, those CLOs are not consolidated.

(8) Derivatives Activities

In the ordinary course of business, CGMI enters into various types of derivative transactions, which include:

- *Futures and forward contracts*, which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery of an item readily convertible to cash.
- *Swap contracts*, which are commitments to settle in cash at a future date or dates that may range from a few days to a number of years, based on differentials between specified indices or financial instruments, as applied to a notional principal amount.
- *Option contracts*, which give the purchaser, for a premium, the right, but not the obligation, to buy or sell within a specified time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Swaps, forwards and some option contracts are over-the-counter (OTC) derivatives that are bilaterally negotiated with counterparties and settled with those counterparties, except for swap contracts that are novated and "cleared" through central counterparties (CCPs). Futures contracts and other option contracts are standardized contracts that are traded on an exchange with a CCP as the counterparty from the inception of the transaction. The Company enters into derivative contracts relating to interest rate, foreign currency, commodity and other market/credit risks for the following reasons:

- *Trading Purposes*: The Company trades derivatives as an active market maker. The Company offers its customers derivatives in connection with their risk management actions to transfer, modify or reduce their interest rate, foreign exchange and other market/credit risks or for their own trading purposes. The Company also manages its derivative risk positions through offsetting trade activities, controls focused on price verification and daily reporting of positions to senior managers.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the Consolidated Statement of Financial Condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, market prices, foreign exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement and the underlying volatility. Credit risk is the exposure to loss in the event of nonperformance by the other party to satisfy a derivative liability where the value of any collateral held by CGMI is not adequate to cover such losses. Liquidity risk is the potential exposure that arises when the size of a derivative position may affect the ability to monetize the position in a reasonable period of time and at a reasonable cost in periods of high volatility and financial stress.

Derivative transactions are customarily documented under industry standard master netting agreements, which provide that following an event of default, the non-defaulting party may promptly terminate all transactions between the parties and determine the net amount due to be paid to, or by, the defaulting party. Events of default include (i) failure to make a payment on a derivatives transaction that remains uncured following applicable notice and grace periods, (ii) breach of agreement that remains uncured after applicable notice and grace periods, (iii) breach of a representation, (iv) cross default, either to third-party debt or to other derivative transactions entered into between the parties, or, in some cases, their affiliates, (v) the occurrence of a merger or consolidation which results in a party's becoming a materially weaker credit and (vi) the cessation or repudiation of any applicable guarantee or other credit support document. Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. An event of default may also occur under a credit support annex if a party fails to make a collateral delivery that remains uncured following applicable notice and grace periods.

The netting and collateral rights incorporated in the master netting agreements are considered to be legally enforceable if a supportive legal opinion has been obtained from counsel of recognized standing that provides the requisite level of certainty regarding enforceability and that the exercise of rights by the non-defaulting party to terminate and close-out transactions on a net basis under these agreements will not be stayed or avoided under applicable law upon an event of default including bankruptcy, insolvency or similar proceeding.

A legal opinion may not be sought for certain jurisdictions where local law is silent or unclear as to the enforceability of such rights or where adverse case law or conflicting regulation may cast doubt on the enforceability of such rights. In some jurisdictions and for some counterparty types, the insolvency law may not provide the requisite level of certainty. For example, this may be the case for certain sovereigns, municipalities, central banks and U.S. pension plans.

Exposure to credit risk on derivatives is affected by market volatility, which may impair the ability of counterparties to satisfy their obligations to the Company. Credit limits are established and closely monitored for customers engaged in derivatives transactions. CGMI considers the level of legal certainty regarding enforceability of its offsetting rights under master netting agreements and credit support annexes

to be an important factor in its risk management process. Specifically, CGMI generally transacts much lower volumes of derivatives under master netting agreements where CGMI does not have the requisite level of legal certainty regarding enforceability, because such derivatives consume greater amounts of single counterparty credit limits than those executed under enforceable master netting agreements.

Cash collateral and security collateral in the form of G10 government debt securities are often posted by a party to a master netting agreement to secure the net open exposure of the other party; the receiving party is free to commingle/rehypothecate such collateral in the ordinary course of its business. Nonstandard collateral such as corporate bonds, municipal bonds, U.S. agency securities and/or MBS may also be pledged as collateral for derivative transactions. Security collateral posted to open and maintain a master netting agreement with a counterparty, in the form of cash and/or securities, may from time to time be segregated in an account at a third-party custodian pursuant to a tri-party account control agreement.

Information pertaining to the Company's derivative activities, based on notional amounts, is presented in the following table. Derivative notional amounts are reference amounts from which contractual payments are derived and do not represent a complete and accurate measure of CGMI's exposure to derivative transactions. Rather, CGMI's derivative exposure arises primarily from market fluctuations (i.e., market risk), counterparty failure (i.e., credit risk) and/or periods of high volatility or financial stress (i.e., liquidity risk), as well as any market valuation adjustments that may be required on the transactions. Moreover, notional amounts do not reflect the netting of offsetting trades. For example, if CGMI enters into a receive-fixed interest rate swap with $100 million notional, and offsets this risk with an identical but opposite pay-fixed position with a different counterparty, $200 million in derivative notionals is reported, although these offsetting positions may result in de minimis overall market risk. Aggregate derivative notional amounts can fluctuate from period to period in the normal course of business based on CGMI's market share, levels of client activity and other factors.

(a) ***Derivative Notionals***

In millions of dollars at December 31, 2017		
Interest rate contracts:		
Swaps	$	298,857
Futures and forwards		1,048,188
Written options		270,792
Purchased options		381,394
Total interest rate contract notionals		1,999,231
Equity contracts:		
Swaps		7,879
Futures		13,314
Written options		158,536
Purchased options		188,786
Total equity contract notionals		368,515
Foreign exchange forwards, futures and swaps notionals		14,125
Commodity options and futures notionals		1,473
Credit derivatives[(1)]		
Protection sold		27,389
Protection purchased		32,324
Total credit derivatives		59,713
Total derivative notionals	$	2,443,057

(1) Credit derivatives are arrangements designed to allow one party (protection buyer) to transfer the credit risk of a "reference asset" to another party (protection seller). These arrangements allow a protection seller to assume the credit risk associated with the reference asset without directly purchasing that asset. The Company enters into credit derivative positions for purposes such as risk management, yield enhancement, reduction of credit concentrations and diversification of overall risk.

The following table presents the gross and net fair values of the Company's derivative transactions and the related offsetting amounts as of December 31, 2017. Gross positive fair values are offset against gross negative fair values by counterparty pursuant to enforceable master netting agreements. Under ASC 815-10-45, payables and receivables in respect of cash collateral received from or paid to a given counterparty pursuant to a credit support annex are included in the offsetting amount if a legal opinion supporting the enforceability of netting and collateral rights has been obtained. GAAP does not permit similar offsetting for security collateral.

In addition, the table reflects rule changes adopted by clearing organizations that require or allow entities to elect to treat derivative assets, liabilities and the related variation margin as settlement of the related derivative fair values for legal and accounting purposes, as opposed to presenting gross derivative assets and liabilities that are subject to collateral, whereby the counterparties would record a related collateral payable or receivable. As a result, the table reflects a reduction of approximately $200 million of derivative assets and derivative liabilities that previously would have been reported on a gross basis, but are now settled and not subject to collateral. The tables also present amounts

that are not permitted to be offset, such as security collateral or cash collateral posted at third-party custodians, but which would be eligible for offsetting to the extent an event of default occurred and a legal opinion supporting enforceability of the netting and collateral rights has been obtained. All derivatives are reported on the balance sheet at fair value and are classified in *Trading account assets/Trading account liabilities*.

(b) Derivative Mark-to-Market (MTM) Receivables/Payables

In millions of dollars at December 31, 2017		Assets[(1) (2)]	Liabilities[(1) (2)]
Derivative instruments			
Over-the-counter	$	1,463	728
Cleared		113	634
Exchanged traded		99	93
Interest-rate contracts		1,675	1,455
Over-the-counter		93	18
Foreign exchange contracts		93	18
Over-the-counter		7,778	7,427
Exchanged traded		2,021	1,757
Equity contracts		9,799	9,184
Over-the-counter		1,496	1,680
Cleared		14	31
Credit derivatives		1,510	1,711
Exchanged traded		6	—
Commodity and other contracts		6	—
Total derivatives		13,083	12,368
Cash collateral paid/received [(3)]		35	34
Less: Netting agreements [(4)]		(11,066)	(11,066)
Less: Netting cash collateral received/paid [(5)]		(426)	(436)
Net receivables/payables included on the Consolidated Statement of Financial Condition		1,626	900
Additional amounts subject to an enforceable master netting agreement, but not offset on the Consolidated Statement of Financial Condition			
Less: Cash collateral received/paid		(1)	—
Less: Non-cash collateral received/paid		(72)	(42)
Total net receivables/payables	$	1,553	858

(1) The derivatives fair values are presented in Note 10 to the Consolidated Statement of Financial Condition.

(2) Over-the-counter (OTC) derivatives are derivatives executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house. Cleared derivatives include derivatives executed bilaterally with a counterparty in the OTC market, but then novated to a central clearing house, whereby the central clearing house becomes the counterparty to both of the original counterparties. Exchange traded derivatives include derivatives executed directly on an organized exchange that provides pre-trade price transparency.

(Continued)

(3) Reflects the net amount of the $471 million and $460 million of gross cash collateral paid and received, respectively. Of the gross cash collateral paid, $436 million was used to offset trading derivative liabilities and, of the gross cash collateral received, $426 million was used to offset trading derivative assets.

(4) Represents the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(5) Represents the netting of cash collateral paid and received by counterparty under enforceable credit support agreements. Substantially all cash collateral received and paid is netted against OTC derivative assets and liabilities, respectively.

(c) Credit Derivatives

The Company trades a range of credit derivatives. Through these contracts, CGMI either purchases or writes protection on either a single name or a portfolio of reference credits. CGMI also uses credit derivatives to help mitigate credit risk in its trading account portfolios and other cash positions and to facilitate client transactions.

The range of credit derivatives entered into includes credit default swaps and total return swaps.

A credit default swap is a contract in which, for a fee, a protection seller agrees to reimburse a protection buyer for any losses that occur due to a predefined credit event on a reference entity. These credit events are defined by the terms of the derivative contract and the reference credit and are generally limited to the market standard of failure to pay on indebtedness and bankruptcy of the reference credit and, in a more limited range of transactions, debt restructuring. In certain transactions, protection may be provided on a portfolio of reference entities or asset-backed securities. If there is no credit event, as defined by the specific derivative contract, then the protection seller makes no payments to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs as defined in the specific derivative contract sold, the protection seller will be required to make a payment to the protection buyer. Under certain contracts, the seller of protection may not be required to make a payment until a specified amount of losses has occurred with respect to the portfolio and/or may only be required to pay for losses up to a specified amount.

A total return swap typically transfers the total economic performance of a reference asset, which includes all associated cash flows, as well as capital appreciation or depreciation. The protection buyer receives a floating rate of interest and any depreciation on the reference asset from the protection seller and, in return, the protection seller receives the cash flows associated with the reference asset plus any appreciation. Thus, according to the total return swap agreement, the protection seller will be obligated to make a payment any time the floating interest rate payment plus any depreciation of the reference asset exceeds the cash flows associated with the underlying asset. A total return swap may terminate upon a default of the reference asset or a credit event with respect to the reference entity subject to the provisions of the related total return swap agreement between the protection seller and the protection buyer.

The following table summarizes the key characteristics of CGMI's credit derivatives portfolio by counterparty and derivative form as of December 31, 2017.

	Fair values		**Notionals**	
In millions of dollars	**Receivable**	**Payable**	**Protection purchased**	**Protection sold**
By industry/counterparty:				
Bank	$ 995	$ 1,023	$ 22,763	$ 18,652
Broker-dealer	387	474	4,875	5,648
Insurance and other financial institutions	128	214	4,686	3,089
Total by industry/counterparty	$ 1,510	$ 1,711	$ 32,324	$ 27,389
By instrument:				
Credit default swaps	$ 1,435	$ 1,606	$ 28,350	$ 23,550
Total return swaps	75	105	3,974	3,839
Total by instrument	$ 1,510	$ 1,711	$ 32,324	$ 27,389
By rating:				
Investment grade	$ 306	$ 365	$ 18,652	$ 14,707
Non-investment grade	1,204	1,346	13,672	12,682
Total by rating	$ 1,510	$ 1,711	$ 32,324	$ 27,389
By maturity:				
Within 1 year	$ 61	$ 105	$ 4,646	$ 3,611
From 1 to 5 years	787	963	18,207	15,056
After 5 years	662	643	9,471	8,722
Total by maturity	$ 1,510	$ 1,711	$ 32,324	$ 27,389

Fair values included in the above table are prior to application of any netting agreements and cash collateral. For notional amounts, CGMI generally has a mismatch between the total notional amounts of protection purchased and sold, and it may hold the reference assets directly rather than entering into offsetting credit derivative contracts as and when desired. The open risk exposures from credit derivative contracts are largely matched after certain cash positions in reference assets are considered and after notional amounts are adjusted, either to a duration-based equivalent basis or to reflect the level of subordination in tranched structures. The ratings of the credit derivatives portfolio presented in the table and used to evaluate payment/performance risk are based on the assigned internal or external ratings of the reference asset or entity. Where external ratings are used, investment-grade ratings are considered to be 'Baa/BBB' and above, while anything below is considered non-investment grade. CGMI's internal ratings are in line with the related external rating system.

CGMI evaluates the payment/performance risk of the credit derivatives for which it stands as a protection seller based on the credit rating assigned to the underlying reference credit. Credit derivatives written on an underlying non-investment grade reference credit represent greater payment risk to the Company. The non-investment grade category in the table above also includes credit

derivatives where the underlying reference entity has been downgraded subsequent to the inception of the derivative.

The maximum potential amount of future payments under credit derivative contracts presented in the table above is based on the notional value of the derivatives. The Company believes that the notional amount for credit protection sold is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the value of the reference assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event occur, the Company usually is liable for the difference between the protection sold and the value of the reference assets. Furthermore, the notional amount for credit protection sold has not been reduced for any cash collateral paid to a given counterparty, as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures alone is not possible. The Company actively monitors open credit-risk exposures and manages this exposure by using a variety of strategies, including purchased credit derivatives, cash collateral or direct holdings of the referenced assets. This risk mitigation activity is not captured in the table above.

(9) Concentrations of Credit Risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Company's total credit exposure. In connection with the Company's efforts to maintain a diversified portfolio, the Company limits its exposure to any individual creditor and monitors this exposure on a continuous basis. At December 31, 2017, the Company's most significant concentration of credit risk was with the U.S. government and its agencies. The Company's exposure, which primarily results from trading assets issued by the U.S. government and its agencies, amounted to $37.3 billion at December 31, 2017. With the addition of U.S. government and U.S. government-agency securities pledged as collateral by counterparties in connection with collateralized financing activity, the Company's total holdings of U.S. government and U.S. government-agency securities were approximately $159 billion or 53% of the Company's total assets before offsetting amounts permitted under ASC 210-20-45 at December 31, 2017.

(10) Fair Value Measurement

ASC 820-10 *Fair Value Measurement*, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Among other things, the standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under ASC 820-10, the probability of default of a counterparty is factored into the valuation of derivative positions as well as the impact of CGMI's own credit risk on derivatives measured at fair value.

(a) Fair Value Hierarchy

ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant

assumptions, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1: Quoted prices for *identical* instruments in active markets.
- Level 2: Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are *observable* in active markets.
- Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

As required under the fair value hierarchy, the Company considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The Company's policy with respect to transfers between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.

(b) Determination of Fair Value

For assets and liabilities carried at fair value, the Company measures fair value using the procedures set out below, irrespective of whether the assets and liabilities are measured at fair value as a result of an election or whether they are required to be measured at fair value.

When available, the Company uses quoted market prices to determine fair value and classifies such items as Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to calculate fair value, in which case the items are classified as Level 2.

The Company may also apply a price-based methodology, which utilizes, where available, quoted prices or other market information obtained from recent trading activity in positions with the same or similar characteristics to the position being valued. The market activity and the amount of the bid-ask spread are among the factors considered in determining the liquidity of markets and the observability of prices from those markets. If relevant and observable prices are available, those valuations may be classified as Level 2. When less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate the valuation, the "price" inputs are considered unobservable and the fair value measurements are classified as Level 3.

If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based parameters, such as interest rates, currency rates and option volatilities. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified as Level 3 even though there may be some significant inputs that are readily observable.

Fair value estimates from internal valuation techniques are verified, where possible, to prices obtained from independent vendors or brokers. Vendors' and brokers' valuations may be based on a variety of inputs ranging from observed prices to proprietary valuation models.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models and any significant assumptions.

(c) Market Valuation Adjustments

Credit valuation adjustments (CVA) and funding valuation adjustments (FVA) are designed to incorporate a market view of the credit and funding risk, respectively, inherent in the derivative portfolio. However, most unsecured derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually or, if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Thus, the CVA and FVA may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of these adjustments may be reversed or otherwise adjusted in future periods in the event of changes in the credit or funding risk associated with the derivative instruments.

A contra-asset of $6 million and a contra-liability of $4 million were recorded as CVA and FVA applied to the fair value of derivative instruments at December 31, 2017.

Valuation Process for Fair Value Measurements

Price verification procedures and related internal control procedures are governed by the Citigroup *Pricing and Price Verification Policy and Standards*, which is jointly owned by Finance and Risk Management.

For fair value measurements of substantially all assets and liabilities held by the Company, individual business units are responsible for valuing the trading account assets and liabilities, and Product Control within Finance performs independent price verification procedures to evaluate those fair value measurements. Product Control is independent of the individual business units and reports to the Global Head of Product Control. It has authority over the valuation of financial assets and liabilities. Fair value measurements of assets and liabilities are determined using various techniques, including, but not limited to, discounted cash flows and internal models, such as option and correlation models.

Based on the observability of inputs used, Product Control classifies the inventory as Level 1, Level 2 or Level 3 of the fair value hierarchy. When a position involves one or more significant inputs that are not directly observable, price verification procedures are performed that may include reviewing relevant historical data, analyzing profit and loss, valuing each component of a structured trade individually and benchmarking, among others.

Reports of inventory that is classified within Level 3 of the fair value hierarchy are distributed to senior management in Finance, Risk and the business. This inventory is also discussed in Risk Committees and in monthly meetings with senior trading management. As deemed necessary, reports may go to the Citigroup Audit Committee of the Board of Directors or to the full Board of Directors.

Whenever an adjustment is needed to bring the price of an asset or liability to its exit price, Product Control reports it to management along with other price verification results.

In addition, the pricing models used in measuring fair value are governed by an independent control framework. Although the models are developed and tested by the individual business units, they are independently validated by the Model Validation Group within Risk Management and reviewed by Finance with respect to their impact on the price verification procedures. The purpose of this independent control framework is to assess model risk arising from models' theoretical soundness, calibration techniques where needed and the appropriateness of the model for a specific product in a defined market. To ensure their continued applicability, models are independently reviewed annually. In addition, Risk Management approves and maintains a list of products permitted to be valued under each approved model for a given business.

(d) Securities Borrowed or Purchased Under Agreements to Resell and Securities Loaned or Sold Under Agreements to Repurchase

No quoted prices exist for these instruments, so fair value is determined using a discounted cash-flow technique. Cash flows are estimated based on the terms of the contract, taking into account any embedded derivative or other features. These cash flows are discounted using interest rates appropriate to the maturity of the instrument as well as the nature of the underlying collateral. Generally, when such instruments are recorded at fair value, they are classified within Level 2 of the fair value hierarchy, as the inputs used in the valuation are readily observable. However, certain long-dated positions are classified within Level 3 of the fair value hierarchy.

(e) Trading Account Assets and Liabilities—Trading Securities

When available, the Company uses quoted market prices in active markets to determine the fair value of trading securities; such items are classified as Level 1 of the fair value hierarchy. Examples include government securities and exchange-traded equity securities.

For bonds traded over the counter, the Company generally determines fair value utilizing valuation techniques, including discounted cash flows, price-based and internal models, such as Black-Scholes and Monte Carlo simulation. Fair value estimates from these internal valuation techniques are verified, where possible, to prices obtained from independent sources, including third-party vendors. Vendors compile prices from various sources and may apply matrix pricing for similar bonds where no price is observable. A price-based methodology utilizes, where available, quoted prices or other market information obtained from recent trading activity of assets with similar characteristics to the bond being valued. The yields used in discounted cash flow models are derived from the same price information. Trading securities priced using such methods are generally classified as Level 2. However, when less liquidity exists for a security, a quoted price is stale, a significant adjustment to the price of a similar security is necessary to reflect differences in the terms of the actual security being valued, or prices from independent sources are insufficient to corroborate valuation, a security is generally classified as Level 3. The price input used in a price-based methodology may be zero for a security, such as a subprime CDO, that is not receiving any principal or interest and is currently written down to zero.

For most of the lending and structured direct subprime exposures, fair value is determined utilizing observable transactions where available, other market data for similar assets in markets that are not

active and other internal valuation techniques. The valuation of certain asset-backed security (ABS) CDO positions utilizes prices based on the underlying assets of the ABS CDO.

(f) ***Trading Account Assets and Liabilities—Derivatives***

Exchange-traded derivatives, measured at fair value using quoted (i.e., exchange) prices in active markets, where available, are classified as Level 1 of the fair value hierarchy.

Derivatives without a quoted price in an active market and derivatives executed over the counter are valued using internal valuation techniques. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model.

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. The principal techniques used to value these instruments are discounted cash flows and internal models, including Black-Scholes and Monte Carlo simulation.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, volatilities and correlation. The Company uses overnight indexed swap (OIS) curves as fair value measurement inputs for the valuation of certain collateralized derivatives. CGMI uses the relevant benchmark curve for the currency of the derivative (e.g., the London Interbank Offered Rate for U.S.-dollar derivatives) as the discount rate for uncollateralized derivatives.

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017. The Company may hedge positions that have been classified in the Level 3 category with other financial instruments (hedging instruments) that may be classified as Level 3, but also with financial instruments classified as Level 1 or Level 2 of the fair value hierarchy. The effects of these hedges are presented gross in the following tables.

In millions of dollars at December 31, 2017	Level 1[1]	Level 2[1]	Level 3	Gross inventory	Netting[2]	Net balance
Assets:						
Securities borrowed or purchased under agreements to resell	$ —	107,008	16	107,024	(13,049)	93,975
Trading securities:						
Trading mortgage-backed securities:						
U.S. government-sponsored agency guaranteed	—	22,757	162	22,919	—	22,919
Residential	—	395	98	493	—	493
Commercial	—	1,185	45	1,230	—	1,230
Total trading mortgage-backed securities	—	24,337	305	24,642	—	24,642
U.S. Treasury and federal agency securities	10,739	3,612	—	14,351	—	14,351
State and municipal securities	—	3,448	72	3,520	—	3,520
Foreign government securities	65	862	—	927	—	927
Corporate debt securities	70	6,339	61	6,470	—	6,470
Equity securities	7,456	31	35	7,522	—	7,522
Asset-backed securities	—	922	1,533	2,455	—	2,455
Other debt securities	1	—	—	1	—	1
Total trading securities	18,331	39,551	2,006	59,888	—	59,888
Trading account derivatives:						
Interest rate contracts	123	1,555	23	1,701		
Equity contracts	94	9,644	17	9,755		
Foreign exchange contracts	19	93	—	112		
Commodity derivatives	1	8	—	9		
Credit derivatives	—	1,342	164	1,506		
Total trading account derivatives	237	12,642	204	13,083		
Cash collateral paid [3]				35		
Netting agreements					(11,066)	
Netting of cash collateral received					(426)	
Total derivatives	237	12,642	204	13,118	(11,492)	1,626
Securities received as collateral	15,385	58	—	15,443		15,443
Nonmarketable equity security investments	—	8	3	11		11
Total assets	$ 33,953	159,267	2,229	195,484	(24,541)	170,943
Total as a percentage of gross assets [4]	17.4%	81.5%	1.1%			

In millions of dollars at December 31, 2017	Level 1[1]	Level 2[1]	Level 3	Gross inventory	Netting[2]	Net balance
Liabilities:						
Securities loaned or sold under agreements to repurchase	$ —	21,146	713	21,859	(13,049)	8,810
Trading account liabilities:						
Securities sold, not yet purchased [5]	17,255	5,131	3	22,389	—	22,389
Trading account derivatives:						
Interest rate contracts	115	1,326	14	1,455		
Equity contracts	89	9,059	36	9,184		
Foreign exchange contracts	9	9	—	18		
Commodity derivatives	—	—	—	—		
Credit derivatives	—	1,529	182	1,711		
Total trading account derivatives	213	11,923	232	12,368		
Cash collateral received [6]				34		
Netting agreements					(11,066)	
Netting of cash collateral paid					(436)	
Total derivatives	213	11,923	232	12,402	(11,502)	900
Obligations to return securities received as collateral	15,385	58	—	15,443	—	15,443
Total liabilities	$ 32,853	38,258	948	72,093	(24,551)	47,542
Total as a percentage of gross liabilities [4]	45.6%	53.1%	1.3%			

(1) In 2017, the Company transferred assets of approximately $0.2 billion from Level 1 to Level 2. In 2017, the Company transferred assets of approximately $0.3 billion from Level 2 to Level 1, primarily related to equity securities traded with sufficient frequency to constitute a liquid market. In 2017, the Company transferred liabilities of approximately $0.2 billion from Level 1 to Level 2. In 2017, the Company transferred liabilities of approximately $0.1 billion from Level 2 to Level 1.

(2) Represents netting of (i) the amounts due under securities purchased under agreements to resell and the amounts owed under securities sold under agreements to repurchase; and (ii) derivative exposures covered by a qualifying master netting agreement and cash collateral offsetting.

(3) Reflects the net amount of $471 million of gross cash collateral paid, of which $436 million was used to offset derivative liabilities.

(4) Because the amount of the cash collateral paid/received has not been allocated to the Level 1, 2 and 3 subtotals, these percentages are calculated based on total assets and liabilities measured at fair value on a recurring basis, excluding the cash collateral paid/received on derivatives.

(5) Securities sold, not yet purchased includes U.S. government and government agency securities, equity securities, corporate debt securities, foreign government securities and other debt securities.

(6) Reflects the net amount of $460 million of gross cash collateral received, of which $426 million was used to offset derivative assets.

Valuation Techniques and Inputs for Level 3 Fair Value Measurements

The Company's Level 3 inventory consists of both cash securities and derivatives of varying complexity. The valuation methodologies used to measure the fair value of these positions include discounted cash flow analysis, internal models and comparative analysis. A position is classified within Level 3 of the fair value hierarchy when at least one input is unobservable and is considered significant to its valuation. The specific reason an input is deemed unobservable varies, for example, at least one significant input to the pricing model is not observable in the market, at least one significant input has been adjusted to make it more representative of the position being valued or the price quote available does not reflect sufficient trading activities.

The following table presents the valuation techniques covering the majority of Level 3 inventory and the most significant unobservable inputs used in Level 3 fair value measurements. Differences between this table and amounts presented in the Level 3 Fair Value Rollforward table represent individually immaterial items that have been measured using a variety of valuation techniques other than those listed.

As of December 31, 2017	Fair Value (1) *(In millions)*	Methodology	Input	Low (2)	High (2)	Weighted Average (3)
Assets:						
Securities borrowed or purchased under agreements to resell	$ 16	Model-based	Interest rate	1.43%	2.16%	2.09%
Trading securities:						
Mortgage-backed securities	181	Yield analysis	Yield	2.52%	11.63%	5.92%
	124	Price-based	Price	$ 1.62	$ 100.06	$ 47.69
State and municipal, foreign government, and corporate debt securities	133	Price-based	Price	$ 4.50	$ 113.38	$ 48.38
Equity securities (4)	24	Price-based	Price	$ 0.01	$ 25,450.00	$ 7,959.49
	11	Model-based				
Asset-backed securities	1,527	Price-based	Price	$ 2.16	$ 100.60	$ 60.95
Derivatives – gross (5)						
Interest rate contracts (gross)	34	Model-based	Mean reversion	1.00%	20.00%	10.50%
			Interest rate	2.75%	2.75%	2.75%
Equity contracts (gross)	50	Model-based	Equity volatility	31.00%	43.90%	35.68%
Credit derivatives (gross)	345	Price-based	Upfront points	5.76%	88.45%	54.70%
			Price	$ 45.00	$ 95.00	$ 78.16
Liabilities:						
Securities loaned or sold under agreements to repurchase	713	Model-based	Interest rate	1.43%	2.16%	2.09%
Trading account liabilities:						
Securities sold, not yet purchased	2	Model-based	Price	$ 4.00	$ 18.07	$ 17.36
	1	Price-based				

(1) The fair value amounts presented in this table represent the primary valuation technique or techniques for each class of assets or liabilities.

(2) When the low and high inputs are the same, there is a constant input applied to all positions.

(3) Weighted averages are calculated based on the fair values of the instruments.

(4) For equity securities, the price inputs are expressed on an absolute basis, not as a percentage of the notional amount.

(5) Trading account derivatives—assets and liabilities—are presented on a gross absolute value basis.

Sensitivity to Unobservable Inputs and Interrelationships between Unobservable Inputs
The impact of key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the impact on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs.

The following section describes the sensitivities and interrelationships of the most significant unobservable inputs used by the Company in Level 3 fair value measurements.

(g) Volatility
Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Typically, instruments can become more expensive if volatility increases. For example, as an index becomes more volatile, the cost to CGMI of maintaining a given level of exposure increases because more frequent rebalancing of the portfolio is required. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable. The general relationship between changes in the value of a portfolio to changes in volatility also depends on changes in interest rates and the level of the underlying index. Generally, long option positions (assets) benefit from increases in volatility, whereas short option positions (liabilities) will suffer losses. Some instruments are more sensitive to changes in volatility than others. For example, an at-the-money option would experience a larger percentage change in its fair value than a deep-in-the-money option. In addition, the fair value of an option with more than one underlying security depends on the volatility of the individual underlying securities as well as their correlations.

(h) Yield
In some circumstances, the yield of an instrument is not observable in the market and must be estimated from historical data or from yields of similar securities. This estimated yield may need to be adjusted to capture the characteristics of the security being valued. In other situations, the estimated yield may not represent sufficient market liquidity and must be adjusted as well. Whenever the amount of the adjustment is significant to the value of the security, the fair value measurement is classified as Level 3.

Adjusted yield is generally used to discount the projected future principal and interest cash flows on instruments, such as asset-backed securities. Adjusted yield is impacted by changes in the interest rate environment and relevant credit spreads.

(i) Prepayment
Voluntary unscheduled payments (prepayments) change the future cash flows for the investor and thereby change the fair value of the security. The effect of prepayments is more pronounced for residential mortgage-backed securities. An increase in prepayments—in speed or magnitude—generally creates losses for the holder of these securities. Prepayment is generally negatively correlated with delinquency and interest rate. A combination of low prepayment and high delinquencies amplifies each input's negative impact on mortgage securities' valuation. As

prepayment speeds change, the weighted average life of the security changes, which impacts the valuation either positively or negatively, depending upon the nature of the security and the direction of the change in the weighted average life.

(j) ***Recovery***

Recovery is the proportion of the total outstanding balance of a bond that is expected to be collected in a liquidation scenario. For many credit securities (such as asset-backed securities), there is no directly observable market input for recovery, but indications of recovery levels are available from pricing services. The assumed recovery of a security may differ from its actual recovery that will be observable in the future. The recovery rate impacts the valuation of credit securities. Generally, an increase in the recovery rate assumption increases the fair value of the security. An increase in loss severity, the inverse of the recovery rate, reduces the amount of principal available for distribution and, as a result, decreases the fair value of the security.

(k) ***Upfront points***

The upfront points paid between a protection buyer and seller when entering a CDS on ABS contract is primarily dependent upon each counterparties view of principal and interest shortfalls the reference obligation will incur in the future. The wide range of points up front is reflective of the fundamental differences between the reference obligations such as their position in the capital structure, maturity, and the credit quality of the collateral assets.

Qualitative Discussion of the Ranges of Significant Unobservable Inputs

The following section describes the ranges of the most significant unobservable inputs used by the Company in Level 3 fair value measurements. The level of aggregation and the diversity of instruments held by the Company lead to a wide range of unobservable inputs that may not be evenly distributed across the Level 3 inventory.

(l) ***Volatility***

Asset-specific volatility inputs vary widely by asset type. For example, equity volatilities are wider due to the nature of the equities market and the terms of certain exotic instruments. For most instruments, the interest rate volatility input is on the lower end of the range.

(m) ***Yield***

Ranges for the yield inputs vary significantly depending upon the type of security. For example, securities that typically have lower yields, such as municipal bonds, will fall in the lower end of the range, while more illiquid securities or securities with lower credit quality, such as certain residual tranche asset-backed securities, will have much higher yield inputs.

(n) ***Price***

The price input is a significant unobservable input for certain fixed income instruments. For these instruments, the price input is expressed as a percentage of the notional amount, with a price of $100 meaning that the instrument is valued at par. For most of these instruments, the price varies between zero to $100, or slightly above $100. Relatively illiquid assets that have experienced significant losses since issuance, such as certain asset-backed securities, are at the lower end of the range, whereas most investment grade corporate bonds will fall in the middle to the higher end of the range. For certain structured debt instruments with embedded derivatives, the price input may be above

$100 to reflect the embedded features of the instrument (for example, a step-up coupon or a conversion option).

The price input is also a significant unobservable input for certain equity securities; however, the range of price inputs varies depending on the nature of the position, the number of shares outstanding and other factors.

(o) ***Mean reversion***
A number of financial instruments require an estimate of the rate at which the interest rate reverts to its long-term average. Changes in this estimate can significantly affect the fair value of these instruments. However, sometimes there is insufficient external market data to calibrate this parameter, especially when pricing more complex instruments. The level of mean reversion affects the correlation between short- and long-term interest rates. The fair values of more complex instruments, such as Bermudan swaptions (options with multiple exercise dates) and constant maturity spread options, are more sensitive to the changes in this correlation as compared to less complex instruments, such as caps and floors.

(p) ***Upfront points***
The valuation of the ongoing CDS exposure will fluctuate as each parties' view of future expected losses increases or decreases and is primarily driven by their projections of defaults, loss severities, and the timing thereof. For example, as the reference cash bonds expected defaults increase over time, the points up front and fair value of the contact will increase for the protection buyer.

Estimated Fair Value of Financial Instruments not Carried at Fair Value
The following table presents the carrying value and fair value of CGMI's financial instruments that are not carried at fair value. The table below therefore excludes items measured at fair value on a recurring basis presented in the tables above.

The disclosure also excludes leases, affiliate investments and tax-related items. Also, as required, the disclosure excludes the effect of taxes, any premium or discount that could result from offering for sale at one time the entire holdings of a particular instrument. In addition, the table excludes the values of non-financial assets and liabilities, as well as a wide range of relationship and intangible values, which are integral to a full assessment of CGMI's financial position and the value of its net assets.

The fair value represents management's best estimates based on a range of methodologies and assumptions. The carrying value of short-term financial instruments not accounted for at fair value, as well as receivables and payables arising in the ordinary course of business, approximates fair value because of the relatively short period of time between their origination and expected realization.

	December 31, 2017		Estimated fair value		
	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
	(In billions of dollars)				
Assets:					
Collateralized short-term financing agreements	$ 68.7	$ 68.7	$ —	$ 68.7	$ —
Receivables	23.0	23.0	—	4.5	18.5
Other financial assets [(1)]	8.5	8.5	2.4	2.7	3.4
Liabilities:					
Collateralized short-term financing agreements	$ 138.0	$ 138.0	$ —	$ 138.0	$ —
Payables to customers, brokers, dealers and clearing organizations	41.0	41.0	—	—	41.0
Long-term debt and subordinated indebtedness	32.0	32.0	—	22.0	10.0
Other financial liabilities [(2)]	1.8	1.8	—	1.3	0.5

(1) Includes cash and cash equivalents, cash segregated under federal and other regulations and other financial instruments included in *Other assets* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

(2) Includes short-term borrowings and other financial instruments included in *Other payables and accrued liabilities* on the Consolidated Statement of Financial Condition, for all of which the carrying value is a reasonable estimate of fair value.

Fair values vary from period to period based on changes in a wide range of factors, including interest rates, credit quality and market perceptions of value, and as existing assets and liabilities run off and new transactions are entered into.

(11) Collateral, Guarantees and Commitments

Collateral

At December 31, 2017, the approximate fair value of collateral received by CGMI that may be resold or repledged, excluding the impact of allowable netting, was $292 billion. This collateral was received in connection with resale agreements, securities borrowings and loans, derivative transactions and margined broker loans.

At December 31, 2017, a substantial portion of the collateral received by CGMI had been sold or repledged in connection with repurchase agreements, securities sold, not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Statement of Financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2017, included in *Securities received as collateral* and *Obligations to return securities received as collateral* on the accompanying Consolidated Statement of Financial Condition was approximately $15.4 billion resulting from these transactions.

Lease Commitments
Future minimum annual rentals under non-cancelable leases, net of sublease income, are $4 million at December 31, 2017.

Guarantees and Indemnifications

Representation and Warranty Indemnifications
In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications, including indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed, due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. While such representations, warranties and indemnifications are essential components of many contractual relationships, they do not represent the underlying business purpose for the transactions. The indemnification clauses are often standard contractual terms related to the Company's own performance under the terms of a contract and are entered into in the normal course of business based on an assessment that the risk of loss is remote. Often these clauses are intended to ensure that terms of a contract are met at inception. No compensation is received for these standard representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. In many cases, there are no stated or notional amounts included in the indemnification clauses, and the contingencies potentially triggering the obligation to indemnify have not occurred and are not expected to occur. As a result, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2017 for potential obligations that could arise from these indemnifications provided by the Company.

Value-Transfer Networks
The Company is a member of, or shareholder in, a number of value-transfer networks (VTNs) (payment, clearing and settlement systems as well as exchanges). As a condition of membership, many of these VTNs require that members stand ready to pay a pro rata share of the losses incurred by the organization due to another member's default on its obligations. CGMI's potential obligations may be limited to its membership interests in the VTNs, contributions to the VTN's funds, or, in limited cases, the obligation may be unlimited. The maximum exposure cannot be estimated as this would require an assessment of future claims that have not yet occurred. CGMI believes the risk of loss is remote given historical experience with the VTNs. Accordingly, there are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2017 for potential obligations that could arise from the Company's involvement with VTN associations.

Futures and Over-the-Counter Derivatives Clearing
CGMI provides clearing services on central clearing counterparties (CCPs) for clients that need to clear exchange traded and over-the-counter (OTC) derivatives contracts. Based on all relevant facts and circumstances, CGMI has concluded that it acts as an agent for accounting purposes in its role as clearing member for these client transactions. As such, CGMI does not reflect the underlying exchange traded or OTC derivatives contracts in its Consolidated Statement of Financial Condition. See Note 8 for a discussion of the Company's derivatives activities that are reflected in its Consolidated Statement of Financial Condition.

As a clearing member, CGMI collects and remits cash and securities collateral (margin) between its clients and the respective CCP. In certain circumstances, CGMI collects a higher amount of cash (or securities)

from its clients than it needs to remit to the CCPs. This excess cash is then held at depository institutions such as banks or carry brokers.

There are two types of margin: initial and variation. Where CGMI obtains benefits from or controls cash initial margin (e.g., retains an interest spread), cash initial margin collected from clients and remitted to the CCP or depository institutions is reflected within *Payables to customers* and *Receivables from brokers, dealers and clearing organizations* or *Cash segregated under federal and other regulations*, respectively.

However, for exchange traded and OTC-cleared derivatives contracts where CGMI does not obtain benefits from or control the client cash balances, the client cash initial margin collected from clients and remitted to the CCP or depository institutions is not reflected on CGMI's Consolidated Statement of Financial Condition. These conditions are met when CGMI has contractually agreed with the client that (i) CGMI will pass through to the client all interest paid by the CCP or depository institutions on the cash initial margin, (ii) CGMI will not utilize its right as a clearing member to transform cash margin into other assets, (iii) CGMI does not guarantee and is not liable to the client for the performance of the CCP or the depository institution and (iv) the client cash balances are legally isolated from CGMI's bankruptcy estate. The total amount of cash initial margin collected and remitted in this manner was approximately $7.8 billion as of December 31, 2017.

Variation margin due from clients to the respective CCP, or from the CCP to clients, reflects changes in the value of the client's derivative contracts for each trading day. As a clearing member, CGMI is exposed to the risk of non-performance by clients (e.g., failure of a client to post variation margin to the CCP for negative changes in the value of the client's derivative contracts). In the event of non-performance by a client, CGMI would move to close out the client's positions. The CCP would typically utilize initial margin posted by the client and held by the CCP, with any remaining shortfalls required to be paid by CGMI as clearing member. CGMI generally holds incremental cash or securities margin posted by the client, which would typically be expected to be sufficient to mitigate CGMI's credit risk in the event that the client fails to perform.

As required by ASC 860-30-25-5, securities collateral posted by clients is not recognized on CGMI's Consolidated Statement of Financial Condition.

Unsettled Reverse Repurchase and Securities Lending Agreements and Unsettled Repurchase and Securities Borrowing Agreements

In addition, in the normal course of business, CGMI enters into reverse repurchase and securities borrowing agreements, as well as repurchase and securities lending agreements, which settle at a future date. At December 31, 2017, CGMI had $5.4 billion unsettled reverse repurchase and securities borrowing agreements, and $4.3 billion unsettled repurchase and securities lending agreements. For a further discussion of securities purchased under agreements to resell and securities borrowed, and securities sold under agreements to repurchase and securities loaned, including the Company's policy for offsetting repurchase and reverse repurchase agreements, see Note 4 to the Consolidated Statement of Financial Condition.

(12) Related Party Balances

CFPI, an indirect, wholly owned subsidiary of Citigroup, owns 100% of the outstanding common stock of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and Citigroup and/or their affiliates.

Detailed below is a summary of the Company's transactions with other Citigroup affiliates which are included in the accompanying Consolidated Statement of Financial Condition as of December 31, 2017. These amounts exclude intercompany balances that eliminate in consolidation.

Statement of financial condition items
(In millions of dollars)

Assets:		
Cash and cash equivalents	$	300
Cash segregated under federal and other regulations		4,336
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell		13,519
Deposits paid for securities borrowed		28,258
Derivatives		5
Securities received as collateral, at fair value		14,847
Receivables from Customer and Brokers, dealers and clearing organizations		1,078
Other assets and other receivables		332
Total assets	$	62,675
Liabilities:		
Short-term borrowings	$	950
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase		40,867
Deposits received for securities loaned		22,787
Derivatives		90
Payables and accrued liabilities:		
Customers		9,651
Brokers, dealers and clearing organizations		936
Obligations to return securities received as collateral, at fair value		14,847
Other		692
Long-term debt		21,825
Subordinated indebtedness		9,945
Total liabilities	$	122,590

Incentive Plans and Retirement Benefits

As discussed in Note 2, the Company participates in various Citigroup stock-based compensation programs under which Citigroup makes restricted or deferred stock and/or deferred cash awards, as well as stock payments as part of its discretionary annual incentive award programs involving a large segment of Citigroup's employees worldwide, including employees of CGMI. The Company has no stock-based compensation programs in which its own stock is granted. The Company pays Citigroup directly for participation in certain of its stock-based compensation programs, but receives a capital contribution for those awards related to participation in the employee incentive stock option program. As discussed in

Note 2, the Company participates in several non-contributory defined benefit pension plans and a defined contribution plan sponsored by Citigroup covering certain eligible employees.

Citigroup's 2017 Resolution Plan

On July 1, 2017, Citi submitted its 2017 resolution plan to the Federal Reserve and FDIC. Under Citi's resolution plan, only Citigroup, the parent holding company, would enter into bankruptcy, while Citigroup's material legal entities (as defined in the public section of its 2017 resolution plan, which can be found on the Federal Reserve and FDIC websites) would remain operational and outside of any resolution or insolvency proceedings. In response to feedback received from the Federal Reserve and FDIC on Citigroup's 2015 resolution plan, Citigroup executed an inter-affiliate agreement with Citicorp, Citigroup's operating material legal entities and certain other affiliated entities pursuant to which Citicorp is required to provide liquidity and capital support to Citigroup's operating material legal entities (including CGMI) in the event Citigroup were to enter bankruptcy proceedings.

Other Intercompany Agreements

Citigroup and its subsidiaries engage in other transactions and servicing activities with the Company, including cash management, data processing, telecommunications, payroll processing, and administration, facilities procurement, underwriting and others.

(13) Contingencies

Accounting and Disclosure Framework

ASC 450 governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter including the role of the relevant Citigroup legal entity. Because specific loss contingency matters may involve multiple Citigroup legal entities and are not solely related to one legal entity, this process requires management to make certain estimates and judgments that affect the Company's Consolidated Statement of Financial Condition.

Accruals. ASC 450 requires accrual for a loss contingency when it is "probable that one or more future events will occur confirming the fact of loss" *and* "the amount of the loss can be reasonably estimated." In accordance with ASC 450, Citigroup establishes accruals for contingencies, including the litigation and regulatory matters disclosed herein, when Citigroup believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, the minimum amount of the range is accrued, unless some higher amount within the range is a better estimate than any other amount within the range. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be substantially higher or lower than the amounts accrued for those matters.

Disclosure. ASC 450 requires disclosure of a loss contingency if "there is at least a reasonable possibility that a loss or an additional loss may have been incurred" *and* there is no accrual for the loss because the conditions described above are not met or an exposure to loss exists in excess of the amount accrued. In accordance with ASC 450, if Citigroup has not accrued for a matter because Citigroup believes that a loss is reasonably possible but not probable, or that a loss is probable but not reasonably estimable, and the reasonably possible loss is material, it discloses the loss contingency. In addition, Citigroup discloses matters for which it has accrued if it believes a reasonably possible exposure to material loss exists in excess of the amount accrued. In accordance with ASC 450, Citigroup's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters as to which an estimate can be made. ASC 450 does not require disclosure of an estimate of the reasonably possible loss or range of loss where an estimate cannot be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Litigation and Regulatory Contingencies

Overview. In addition to the matters described below, in the ordinary course of business, CGMI, its parent entity Citigroup, and its affiliates and subsidiaries, and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as Citigroup and Related Parties) routinely are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of consumer protection, securities, banking, antifraud, antitrust, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief, and in some instances seek recovery on a class-wide basis.

In the ordinary course of business, Citigroup and Related Parties also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, restitution, disgorgement, injunctions or other relief. In addition, Citigroup is a bank holding company, and certain affiliates and subsidiaries of CGMI are banks, registered broker-dealers, futures commission merchants, investment advisers or other regulated entities and, in those capacities, are subject to regulation by various U.S., state and foreign securities, banking, commodity futures, consumer protection and other regulators. In connection with formal and informal inquiries by these regulators, Citigroup and such affiliates and subsidiaries receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of their regulated activities. From time to time Citigroup and Related Parties also receive grand jury subpoenas and other requests for information or assistance, formal or informal, from federal or state law enforcement agencies including, among others, various United States Attorneys' Offices, the Asset Forfeiture and Money Laundering Section and other divisions of the Department of Justice, the Financial Crimes Enforcement Network of the United States Department of the Treasury, and the Federal Bureau of Investigation relating to Citigroup and its customers.

Because of the global scope of Citigroup's operations, and its presence in countries around the world, Citigroup and Related Parties are subject to litigation and governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal) in multiple jurisdictions with legal and regulatory regimes that may differ substantially, and present substantially different risks, from those Citigroup and Related Parties are subject to in the United States. In some instances, Citigroup and Related Parties may be involved in proceedings involving the same subject matter in multiple jurisdictions, which may result in overlapping, cumulative or inconsistent outcomes.

Citigroup and CGMI seek to resolve all litigation and regulatory matters in the manner management believes is in the best interests of Citigroup and its shareholders, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

Inherent Uncertainty of the Matters Disclosed. Certain of the matters disclosed below involve claims for substantial or indeterminate damages. The claims asserted in these matters typically are broad, often spanning a multi-year period and sometimes a wide range of business activities, and the plaintiffs' or claimants' alleged damages frequently are not quantified or factually supported in the complaint or statement of claim. Other matters relate to regulatory investigations or proceedings, as to which there may be no objective basis for quantifying the range of potential fine, penalty or other remedy. As a result, Citigroup is often unable to estimate the loss in such matters, even if it believes that a loss is probable or reasonably possible, until developments in the case or investigation have yielded additional information sufficient to support a quantitative assessment of the range of reasonably possible loss. Such developments may include, among other things, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, and engagement in settlement negotiations. Depending on a range of factors, such as the complexity of the facts, the novelty of the legal theories, the pace of discovery, the court's scheduling order, the timing of court decisions, and the adverse party's willingness to negotiate in good faith toward a resolution, it may be months or years after the filing of a case or commencement of an investigation before an estimate of the range of reasonably possible loss can be made.

Matters as to Which an Estimate Can Be Made. For some of the matters disclosed below, Citigroup is currently able to estimate a reasonably possible loss or range of loss in excess of amounts accrued (if any). For some of the matters included within this estimation, an accrual has been made because a loss is believed to be both probable and reasonably estimable, but an exposure to loss exists in excess of the amount accrued. In these cases, the estimate reflects the reasonably possible range of loss in excess of the accrued amount. For other matters included within this estimation, no accrual has been made because a loss, although estimable, is believed to be reasonably possible, but not probable; in these cases the estimate reflects the reasonably possible loss or range of loss.

These estimates are based on currently available information. As available information changes, the matters for which Citigroup is able to estimate will change, and the estimates themselves will change. In addition, while many estimates presented in financial statements and other financial disclosures involve significant judgment and may be subject to significant uncertainty, estimates of the range of reasonably possible loss arising from litigation and regulatory proceedings are subject to particular uncertainties. For example, at the time of making an estimate, (i) Citigroup may have only preliminary, incomplete, or inaccurate information about the facts underlying the claim; (ii) its assumptions about the future rulings of the court or other tribunal on significant issues, or the behavior and incentives of adverse parties or regulators, may prove to be wrong; and (iii) the outcomes it is attempting to predict are often not amenable to the use of statistical or other quantitative analytical tools. In addition, from time to time an outcome may occur that Citigroup had not accounted for in its estimate because it had deemed such an outcome to be remote. For all of these reasons, the amount of loss in excess of accruals ultimately incurred for the matters as to which an estimate has been made could be substantially higher or lower than the range of loss included in the estimate.

Matters as to Which an Estimate Cannot Be Made. For other matters disclosed below, Citigroup is not currently able to estimate the reasonably possible loss or range of loss. Many of these matters remain in very preliminary stages (even in some cases where a substantial period of time has passed since the commencement of the matter), with few or no substantive legal decisions by the court or tribunal defining the scope of the claims, the class (if any) or the potentially available damages, and fact discovery is still in progress or has not yet begun. In many of these matters, Citigroup has not yet answered the complaint or statement of claim or asserted its defenses, nor has it engaged in any negotiations with the adverse party (whether a regulator or a private party). For all these reasons, Citigroup cannot at this time estimate the reasonably possible loss or range of loss, if any, for these matters.

Opinion of Management as to Eventual Outcome. Subject to the foregoing, it is the opinion of Citigroup's management, based on current knowledge and after taking into account its current legal accruals, that the eventual outcome of all matters described in this Note would not be likely to have a material adverse effect on the consolidated financial condition of Citigroup. Nonetheless, given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could, from time to time, have a material adverse effect on Citigroup's consolidated results of operations or cash flows in particular quarterly or annual periods.

Credit Crisis-Related Litigation and Other Matters
Citigroup and Related Parties were named as defendants in numerous legal actions and other proceedings asserting claims for damages and related relief for losses arising from the global financial credit crisis that began in 2007. Citigroup also received subpoenas and requests for information from various regulatory agencies and other government authorities concerning certain businesses impacted by the credit crisis. The vast majority of these matters have been resolved as of December 31, 2017.

Mortgage-Related Litigation and Other Matters
Mortgage-Backed Securities and CDO Investor Actions: Beginning in July 2010, Citigroup and Related Parties were named as defendants in complaints filed by purchasers of MBS and CDOs sold or underwritten by Citigroup. The complaints generally assert that defendants made material misrepresentations and omissions about the credit quality of the assets underlying the securities or the manner in which those assets were selected, and typically assert claims under Section 11 of the Securities Act of 1933, state blue sky laws, and/or common-law misrepresentation-based causes of action.

All but one of these matters have been resolved through settlement or otherwise. As of December 31, 2017, the aggregate original purchase amount of the purchases covered by the remaining tolling (extension) agreement with an investor threatening litigation is approximately $500 million.

Mortgage-Backed Securities Repurchase Claims: Various parties to MBS securitizations and other interested parties have asserted that certain Citigroup affiliates breached representations and warranties made in connection with mortgage loans sold into securitization trusts (private-label securitizations). Typically, these claims are based on allegations that securitized mortgages were not underwritten in accordance with the applicable underwriting standards. Citigroup also has received inquiries, demands for loan files, and requests to toll the applicable statutes of limitation for representation and warranty claims, relating to its private-label securitizations. These inquiries, demands and requests have been made by trustees of securitization trusts and others.

To date, trustees have filed six actions against Citigroup seeking to enforce certain of these contractual repurchase claims that were excluded from the April 7, 2014 settlement in connection with four private-label securitizations. Citigroup has reached an agreement with the trustees to resolve all six of these actions. Additional information concerning these actions is publicly available in court filings under the docket numbers 13 Civ. 2843 (S.D.N.Y.) (Daniels, J.), 13 Civ. 6989 (S.D.N.Y.) (Daniels, J.), 653816/2013 (N.Y. Sup. Ct.) (Kornreich, J.), 653919/2014 (N.Y. Sup. Ct.), 653929/2014 (N.Y. Sup. Ct.), and 653930/2014 (N.Y. Sup. Ct.).

Mortgage-Backed Securities Trustee Actions. On November 24, 2014, a group of investors in 27 RMBS trusts for which Citibank served or currently serves as trustee filed an action in the United States District Court for the Southern District of New York, captioned FIXED INCOME SHARES: SERIES M ET AL. v. CITIBANK N.A., alleging claims that Citibank failed to pursue contractual remedies against securitization sponsors and servicers. On September 8, 2015, the United States District Court for the Southern District of New York dismissed all claims as to 24 of the 27 trusts and allowed certain of the claims to proceed as to the other three trusts. On September 7, 2016, plaintiffs filed a stipulation of voluntary dismissal of their claims with respect to two of the three remaining trusts, leaving one trust at issue. On September 30, 2016, plaintiffs moved to certify a class action, and on April 7, 2017, Citibank moved for summary judgment on all remaining claims. Both motions are pending. Additional information concerning this action is publicly available in court filings under the docket number 14-cv-9373 (S.D.N.Y.) (Furman, J.).

On November 24, 2015, largely the same group of investors filed an action in the New York State Supreme Court, captioned FIXED INCOME SHARES: SERIES M, ET AL. v. CITIBANK N.A., related to the 24 trusts dismissed from the federal court action and one additional trust, asserting claims similar to the action filed in federal court. On June 22, 2016, the court dismissed plaintiffs' complaint. Plaintiffs filed an amended complaint on August 5, 2016. On June 27, 2017, the court granted in part and denied in part Citibank's motion to dismiss the amended complaint. Citibank appealed as to the sustained claims, and on January 16, 2018, the New York Appellate Division, First Department, dismissed all of the remaining claims except the claim for breach of contract related to purported discovery of alleged underwriter breaches of representations and warranties. Additional information concerning this action is publicly available in court filings under the docket number 653891/2015 (N.Y. Sup. Ct.) (Ramos, J.).

On August 19, 2015, the Federal Deposit Insurance Corporation (FDIC), as receiver for a financial institution, filed a civil action against Citibank in the United States District Court for the Southern District of New York, captioned FEDERAL DEPOSIT INSURANCE CORPORATION AS RECEIVER FOR GUARANTY BANK v. CITIBANK N.A. The complaint concerns one RMBS trust for which Citibank formerly served as trustee, and alleges that Citibank failed to pursue contractual remedies against the sponsor and servicers of that trust. On September 30, 2016, the court granted Citibank's motion to dismiss on the grounds that the FDIC lacked standing to pursue its claims. On October 14, 2016, the FDIC filed a motion for reconsideration or relief from judgment from the court's dismissal order. On July 10, 2017, the court denied the motion for reconsideration but granted the FDIC leave to file an amended complaint. The FDIC filed an amended complaint on December 8, 2017. Additional information concerning this action is publicly available in court filings under the docket number 15-cv-6574 (S.D.N.Y.) (Carter, J.).

Tribune Company Bankruptcy

Certain Citigroup affiliates have been named as defendants in adversary proceedings related to the Chapter 11 cases of Tribune Company (Tribune) filed in the United States Bankruptcy Court for the District of

Delaware, asserting claims arising out of the approximately $11 billion leveraged buyout of Tribune in 2007. On August 2, 2013, the Litigation Trustee, as successor plaintiff to the Official Committee of Unsecured Creditors, filed a fifth amended complaint in the adversary proceeding KIRSCHNER v. FITZSIMONS, ET AL. The complaint seeks to avoid and recover as actual fraudulent transfers the transfers of Tribune stock that occurred as a part of the leveraged buyout. Several Citigroup affiliates are named as "Shareholder Defendants" and are alleged to have tendered Tribune stock to Tribune as a part of the buyout.

Several Citigroup affiliates are named as defendants in certain actions brought by Tribune noteholders, which seek to recover the transfers of Tribune stock that occurred as a part of the leveraged buyout, as state-law constructive fraudulent conveyances. The noteholders' claims were previously dismissed and the United States Court of Appeals for the Second Circuit affirmed the dismissal on appeal. The noteholders' petition to the United States Supreme Court for a writ of certiorari is pending.

In the FITZSIMONS action, on February 1, 2017, the Litigation Trustee requested leave to file an interlocutory appeal of Judge Sullivan's order dismissing the actual fraudulent transfer claim against the shareholder defendants, including several Citigroup affiliates. On February 23, 2017, Judge Sullivan entered an order stating that an interlocutory appeal will be certified after the remaining motions to dismiss are resolved. Those motions remain pending. Additional information concerning these actions is publicly available in court filings under the docket numbers 08-13141 (Bankr. D. Del.) (Carey, J.), 11 MD 02296 (S.D.N.Y.) (Sullivan, J.), 12 MC 2296 (S.D.N.Y.) (Sullivan, J.), 13-3992, 13-3875, 13-4196 (2d Cir.) and 16-317 (U.S.).

Credit Default Swaps Matters

Antitrust and Other Litigation: On June 8, 2017, a complaint was filed in the United States District Court for the Southern District of New York against numerous credit default swap (CDS) market participants, including Citigroup, Citibank, CGMI, and CGML, under the caption TERA GROUP, INC., ET AL. v. CITIGROUP INC., ET AL. The complaint alleges that defendants colluded to prevent plaintiffs' electronic CDS trading platform, TeraExchange, from entering the market, resulting in lost profits to plaintiffs. The complaint asserts federal and state antitrust claims, and claims for unjust enrichment and tortious interference with business relations. Plaintiffs seek a finding of joint and several liability, treble damages, attorneys' fees, interest, and injunctive relief. On September 11, 2017, defendants, including Citigroup, Citibank, CGMI, and CGML, filed motions to dismiss all claims. Additional information concerning this action is publicly available in court filings under the docket number 17-cv-04302 (S.D.N.Y.) (Sullivan, J.).

Foreign Exchange Matters

Regulatory Actions: Government and regulatory agencies in the U.S. and in other jurisdictions are conducting investigations or making inquiries regarding Citigroup's foreign exchange business. Citigroup is fully cooperating with these and related investigations and inquiries.

Antitrust and Other Litigation: Numerous foreign exchange dealers, including Citigroup, Citicorp, Citigroup Global Markets Inc. (CGMI), and Citibank, are named as defendants in putative class actions that are proceeding on a consolidated basis in the United States District Court for the Southern District of New York under the caption IN RE FOREIGN EXCHANGE BENCHMARK RATES ANTITRUST LITIGATION. Plaintiffs allege that they suffered losses as a result of defendants' alleged manipulation of, and collusion with respect to, the foreign exchange market. Plaintiffs allege violations of the Commodity

Exchange Act, the Sherman Act, and/or the Clayton Act, and seek compensatory damages, treble damages, and declaratory and injunctive relief.

On December 15, 2015, the court entered an order preliminarily approving a proposed settlement between the Citi defendants and classes of plaintiffs who traded foreign exchange instruments in the spot market and on exchanges. The proposed settlement provides for the Citi defendants to receive a release in exchange for a payment of approximately $400 million. On January 12, 2018, plaintiffs moved for final approval of the settlements with the Citi defendants and several other defendants in that case. Additional information concerning this action is available in court filings under the consolidated lead docket number 13 Civ. 7789 (S.D.N.Y.) (Schofield, J.).

On May 21, 2015, an action captioned NYPL v. JPMORGAN CHASE & CO., ET AL. was brought in the United States District Court for the Northern District of California against Citigroup, as well as numerous other foreign exchange dealers for possible consolidation with IN RE FOREIGN EXCHANGE BENCHMARK RATES ANTITRUST LITIGATION. On August 10, 2017, plaintiffs filed a third amended class action complaint in the United States District Court for the Southern District of New York naming Citibank, Citigroup, and Citicorp as defendants. Plaintiffs seek to represent a putative class of "consumers and businesses in the United States who directly purchased supracompetitive foreign currency at Benchmark exchange rates" from defendants. Plaintiffs allege claims under federal and California antitrust and consumer protection laws, and are seeking compensatory damages, treble damages, and declaratory and injunctive relief. On October 16, 2017, defendants completed briefing on their renewed motion to dismiss or to certify the court's ruling for interlocutory appeal. Additional information concerning this action is publicly available in court filings under the docket numbers 15 Civ. 2290 (N.D. Cal.) (Chhabria, J.) and 15 Civ. 9300 (S.D.N.Y.) (Schofield, J.).

On June 3, 2015, an action captioned ALLEN v. BANK OF AMERICA CORPORATION, ET AL. was brought in the United States District Court for the Southern District of New York against Citigroup and Citibank, as well as numerous other foreign exchange dealers. Plaintiffs seek to represent a putative class of participants, beneficiaries, and named fiduciaries of qualified Employee Retirement Income Security Act (ERISA) plans for whom a defendant provided foreign exchange transactional services or authorized or permitted foreign exchange transactional services involving a plan's assets in connection with its exercise of authority or control regarding an ERISA plan. Plaintiffs allege violations of ERISA, and seek compensatory damages, restitution, disgorgement, and declaratory and injunctive relief. On September 20, 2016, plaintiffs and settling defendants in IN RE FOREIGN EXCHANGE BENCHMARK RATES ANTITRUST LITIGATION filed a joint stipulation dismissing plaintiffs' claims with prejudice. The case is currently on appeal to the United States Court of Appeals for the Second Circuit, where briefing and argument are complete. Additional information concerning this action is publicly available in court filings under the docket numbers 13 Civ. 7789 (S.D.N.Y.) (Schofield, J.), 15 Civ. 4285 (S.D.N.Y.) (Schofield, J.), 16-3327 (2d Cir.), and 16-3571 (2d Cir.).

On June 30, 2017, plaintiffs filed a consolidated amended complaint on behalf of purported classes of indirect purchasers of foreign exchange instruments sold by the defendants, naming various financial institutions, including Citigroup, Citibank, Citicorp and CGMI as defendants, captioned CONTANT ET AL. v. BANK OF AMERICA CORPORATION ET AL. Plaintiffs allege that defendants engaged in a conspiracy to fix currency prices in violation of the Sherman Act and various state antitrust laws, and seek unspecified money damages (including treble damages), as well as equitable and injunctive relief.

Additional information concerning these actions is publicly available in court filings under the docket numbers 16 Civ. 7512 (S.D.N.Y.) (Schofield, J.), 17 Civ. 4392 (S.D.N.Y.) (Schofield, J.), and 17 Civ. 3139 (S.D.N.Y.) (Schofield, J.).

Interbank Offered Rates-Related Litigation and Other Matters
Regulatory Actions: A consortium of state attorneys general is conducting an investigation regarding submissions made by panel banks to bodies that publish various interbank offered rates and other benchmark rates. As a member of a number of such panels, Citigroup has received requests for information and documents. Citigroup is cooperating with the investigation and is responding to the requests.

Antitrust and Other Litigation: Citigroup and Citibank, along with other U.S. Dollar (USD) LIBOR panel banks, are defendants in a multi-district litigation (MDL) proceeding before the United States District Court for the Southern District of New York captioned IN RE LIBOR-BASED FINANCIAL INSTRUMENTS ANTITRUST LITIGATION (the LIBOR MDL). On July 27, 2017, Citigroup and Citibank executed a settlement with one class (investors who transacted in Eurodollar futures or options on exchanges), pursuant to which the Citi defendants agreed to pay $33.4 million. On October 6, 2017, Citigroup and Citibank agreed to pay $130 million pursuant to its settlement with the largest plaintiffs' class (investors who purchased over-the-counter (OTC) derivatives from USD LIBOR panel banks) in IN RE LIBOR-BASED FINANCIAL INSTRUMENTS ANTITRUST LITIGATION.

On January 10, 2018, Citigroup and Citibank executed a settlement agreement with another class (lending institutions with interests in loans tied to USD LIBOR) pursuant to which the Citi defendants will pay $23 million. Additional information concerning these actions and related actions and appeals is publicly available in court filings under the docket numbers 11 MD 2262 (S.D.N.Y.) (Buchwald, J.) and 17-1569 (2d Cir.).

On August 13, 2015, plaintiffs in the class action SULLIVAN v. BARCLAYS PLC, ET AL., pending in the United States District Court for the Southern District of New York, filed a fourth amended complaint naming Citigroup and Citibank as defendants. Plaintiffs claim to have suffered losses as a result of purported EURIBOR manipulation and assert claims under the Commodity Exchange Act, the Sherman Act and the federal RICO law and for unjust enrichment. On February 21, 2017, the court granted in part and denied in part defendants' motion to dismiss. Additional information concerning this action is publicly available in court filings under the docket number 13 Civ. 2811 (S.D.N.Y.) (Castel, J.).

On July 1, 2016, a putative class action captioned FRONTPOINT ASIAN EVENT DRIVEN FUND, LTD. ET AL v. CITIBANK, N.A. ET AL. was filed in the United States District Court for the Southern District of New York against Citibank, Citigroup and various other banks. Plaintiffs assert claims for violation of the Sherman Act, Clayton Act and RICO Act, as well as state law claims for alleged manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate. On August 18, 2017, the court granted in part the defendants' motion to dismiss, dismissing all claims against foreign bank defendants, antitrust claims asserted by one of the two named plaintiffs, and all RICO, implied covenant, and unjust enrichment claims. The court allowed one antitrust claim to proceed against the U.S. bank defendants, including Citigroup and Citibank. Plaintiffs filed an amended complaint on September 18, 2017. On October 18, 2017, defendants filed a motion to dismiss the amended complaint. Additional information concerning this action is publicly available in court filings under the docket number 16 Civ. 5263 (S.D.N.Y.) (Hellerstein, J.).

On December 26, 2016, Banque Delubac filed a summons against Citigroup, CGML, and Citigroup Europe Plc before the Commercial Court of Aubenas, France alleging that defendants suppressed its LIBOR submissions between 2005 and 2012, and that Banque Delubac's EURIBOR-linked lending activity was negatively impacted as a result. Plaintiff is seeking compensatory damages for losses on LIBOR-linked loans to customers and for alleged consequential losses to its business. Additional information concerning this action is publicly available in court filings under the case reference SCS BANQUE DELUBAC & CIE v. CITIGROUP INC. ET AL., Commercial Court of Aubenas, RG no. 2017J00043.

Interest Rate Swaps Matters
Regulatory Actions: The Commodity Futures Trading Commission is conducting an investigation into the trading and clearing of interest rate swaps by investment banks. Citigroup is cooperating with the investigation.

Antitrust and Other Litigation: Beginning in November 2015, numerous interest rate swap (IRS) market participants, including Citigroup, Citibank, CGMI and CGML, were named as defendants in a number of industry-wide putative class actions. These actions have been consolidated in the United States District Court for the Southern District of New York under the caption IN RE INTEREST RATE SWAPS ANTITRUST LITIGATION. Plaintiffs in these actions allege that defendants colluded to prevent the development of exchange-like trading for IRS, thereby causing the putative classes to suffer losses in connection with their IRS transactions. Plaintiffs assert federal antitrust claims and claims for unjust enrichment. Also consolidated under the same caption are two individual actions filed by swap execution facilities, asserting federal and state antitrust claims as well as claims for unjust enrichment and tortious interference with business relations. Plaintiffs in all of these actions seek treble damages, fees, costs and injunctive relief.

On July 28, 2017, the district court granted in part and denied in part defendants' motions to dismiss. Additional information concerning these actions is publicly available in court filings under the docket number 16-MD-2704 (S.D.N.Y.) (Engelmayer, J.).

Money Laundering Inquiries
Regulatory Actions: Citibank has received subpoenas from the United States Attorney for the Eastern District of New York in connection with its investigation of alleged bribery, corruption and money laundering associated with the Fédération Internationale de Football Association (FIFA), and the potential involvement of financial institutions in that activity. The subpoenas request information relating to, among other things, banking relationships and transactions at Citibank and its affiliates associated with certain individuals and entities identified as having had involvement with the alleged corrupt conduct. Citi is cooperating with the authorities in this matter.

Sovereign Securities Matters
Regulatory Actions: Government and regulatory agencies in the U.S. and in other jurisdictions are conducting investigations or making inquiries regarding Citigroup's sales and trading activities in connection with sovereign securities. Citigroup is fully cooperating with these investigations and inquiries.

Antitrust and Other Litigation: Beginning in July 2015, CGMI and numerous other U.S. Treasury primary dealer banks were named as defendants in a number of substantially similar putative class actions involving allegations that they colluded to manipulate U.S. Treasury securities markets. In December 2015, the cases were consolidated in the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation. On August 23, 2017, the court appointed interim co-lead counsel.

Plaintiffs filed a consolidated complaint on November 16, 2017, which alleges that CGMI and other primary dealer defendants colluded to fix Treasury auction bids by sharing competitively sensitive information ahead of the auctions, in violation of the antitrust laws. The consolidated complaint also alleges that CGMI and other primary dealer defendants colluded to boycott and prevent the emergence of an anonymous, all-to-all electronic trading platform in the Treasuries secondary market, and seeks damages, including treble damages where authorized by statute, and injunctive relief. Additional information relating to this action is publicly available in court filings under the docket number 15-MD-2673 (S.D.N.Y.) (Gardephe, J.).

Beginning in May 2016, a number of substantially similar putative class action complaints were filed against a number of financial institutions and traders related to the supranational, sub-sovereign, and agency (SSA) bond market. The actions are based upon defendants' roles as market makers and traders of SSA bonds and assert claims of alleged collusion under the antitrust laws and unjust enrichment and seek damages, including treble damages where authorized by statute, and disgorgement. In August 2016, these actions were consolidated in the United States District Court for the Southern District of New York, and interim co-lead counsel was appointed in December 2016.

Plaintiffs filed a consolidated complaint on April 7, 2017 that names Citigroup, Citibank, CGMI and CGML among the defendants. Plaintiffs filed an amended consolidated complaint on October 6, 2017, and defendants filed motions to dismiss on December 12, 2017. Additional information relating to this action is publicly available in court filings under the docket number 16-cv-03711 (S.D.N.Y.) (Ramos, J.).

On November 7, 2017, a class action related to the SSA bond market was filed in the Ontario Court of Justice against Citigroup, Citibank, CGMI, CGML, Citibank Canada and Citigroup Global Markets Canada, Inc., among other defendants, asserting claims for breach of contract, breach of the competition act, breach of foreign law, unjust enrichment, and civil conspiracy. Plaintiffs seek compensatory and punitive damages, as well as declaratory relief. Additional information relating to this action is publicly available in court filings under the docket number CV-17-586082-00CP (Ont. S.C.J.).

Settlement Payments
Payments required in settlement agreements described above have been made or are covered by existing litigation accruals.

* * *

Additional matters asserting claims similar to those described above may be filed in the future.

(14) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in these financial statements through March 1, 2018, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in the financial statements as of December 31, 2017.